William Lyon Homes 2003 Annual Report



William Lyon Homes Project List

Southern California Division

Orange County
[illegible] at Nellie Gail Ranch
Beachside at Huntington Beach
Honeyman Ranch
Irvine Ranch
- Ambridge at Quail Hill
- Laurel at Quail Hill
- Linden at Quail Hill
- Monticello

Ladera Ranch
- Covenant Hills
- Davenport
- Sterling Glen
- Walden Park
- Weatherhaven

Talega at San Clemente
- Mirador
- Montellano

Terraza at Vista del Verde
Sea Cove at the Waterfront

Riverside County
Providence Ranch
North Corona
- Discovery
- Bounty

San Bernardino County
Echo Glen

Los Angeles County
Creekside at Valencia
Oakmont at Westridge
Toscana at Moorpark

Ventura County
Cantabria at Oxnard
Coronado at Oxnard
Quintana at Dos Vientos Ranch

Northern California Division

Contra Costa County
Brentwood
- Gables
- Heartland
- Olde Ivy

[illegible] Ranch
- Lyon Dorado

Hercules
- Overlook
- The Bluffs
- The Shores

El Dorado County
Stonebriar
- Lyon Casina
- Lyon Prima

Placer County
Morgan Creek
- Pinehurst
- Cypress

Sacramento County
Lyon Palazzo

San Joaquin County
Stonebridge
- Lyon Estates
- Lyon Ironwood
- Esperanza
- Montesa
- Hacienda
- Tesoro

Santa Clara County
The Ranch at Silvercreek
- Provance
- Portofino
- Mariposa
- Siena
- Casa Bella

Solano County
Woodlake
- Cascade/Paradise Valley
- Lyon Brook

Stanislaus County
Lyon Seasons
Sonterra at Walker Ranch

San Diego Division

San Diego County
[illegible] Trails
- The Groves
- The Meadows
- The Orchards
- The Vineyards

San Miguel Village
45 Ranch
- Providence
- Summerwood
- Tanglewood

Sonora Ridge

Riverside County
Bridle Creek
Cabrillo at Montecito Ranch
Horsethief Canyon Ranch
- 400 Series

Sedona
Sycamore Ranch
Tessera
Willow Glen

Arizona Division

Maricopa County
Auberge at [illegible]
Copper Canyon Ranch
- Rancho Vistas
- Sunset Point
- El Sendero Hills

Dove Wing at Power Ranch
Gateway Crossing
- Oakcrest
- Woodbridge

Mesquite Groves Estates
- Estates Series
- Parada Series

Morgan Creek at Country Place
Mountaingate
Sage Creek
- Arcadia Series

Sonoran Foothills
- Desert Crown
- Desert Sierra

Nevada Division

Clark County
[illegible]
[illegible]
Iron Mountain Estates

North Las Vegas
- The Classics
- The Cottages
- The Estates
- The Springs

Summerlin
- Encanto
- Granada
- Miraleste
- Palomar
- Santalina
- Topaz Ridge
- Vista Verde

(Projects listed above include those that are wholly owned, as well as unconsolidated joint ventures.)

William Lyon Homes
2003 Annual Report



Entrance, The Ranch on Silver Creek, San Jose, CA.

Financial Highlights



(in thousands except per common share amounts and number of home closings)

	2003	2002	2001	2000	1999 (1)
Combined revenue	$1,223,352	$ 993,078	$789,652	$792,174	$648,142
Consolidated revenue	$ 897,803	$ 613,302	$468,183	$417,322	$444,806
Operating income	$ 119,818	$ 65,088	$ 46,239	$ 49,362	$ 48,402
Income before provision for income taxes	$ 123,952	$ 67,781	$ 53,525	$ 51,745	$ 47,718
Provision for income taxes	$ (51,815)	$ (18,270)	$ (5,847)	$(12,477)	$ (241)
Net income	$ 72,137	$ 49,511	$ 47,678	$ 39,268	$ 47,477
Earnings per common share:					
Basic	$ 7.37	$ 4.85	$ 4.50	$ 3.74	$ 4.55
Diluted	$ 7.27	$ 4.73	$ 4.44	$ 3.74	$ 4.55
Average shares outstanding (diluted)	9,929	10,475	10,740	10,504	10,439
Total assets	$ 839,715	$ 617,581	$433,709	$330,280	$278,483
Notes payable	$ 326,737	$ 266,065	$221,470	$166,910	$176,630
Stockholders' equity	$ 252,040	$ 181,676	$150,617	$102,512	$ 53,301
Home closings – units	2,804	2,522	2,566	2,666	2,618

Notes:

(1) On November 5, 1999, the Company acquired substantially all of the assets and assumed substantially all of the related liabilities of a homebuilding company owned by General William Lyon, Chairman of the Board, and a trust for the benefit of his son, William H. Lyon, a director. The total purchase price consisted of approximately $42.6 million in cash and the assumption of approximately $101.1 million of liabilities. The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated based on the fair value of the assets and liabilities acquired.

Total Combined Revnues

(includes unconsolidated joint ventures)


$1,223.4
$ in millions
$648.1
$792.2
$789.7
$993.1
1000
750
500
250
0
1999
2000
2001
2002
2003

Stock Price

(per year)


$62.77
$3.75
$5.50
$9.38
$15.25
$21.83
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Split
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03

Equity Growth
(per year)


$ in millions
$5.8
$53.3
$102.5
$150.6
$181.7
$252.0
200
175
150
125
100
75
50
25
0
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03

Earnings Per Common Share - Diluted
(per year)


$4.55
$3.74
$4.44
$4.73
$7.27
$6.00
5.00
4.00
3.00
2.00
1.00
1999
2000
2001
2002
2003

Letter to the Shareholders,

We are extremely pleased to report to our shareholders that 2003 was another record year for William Lyon Homes. The Company delivered a record 2,804 homes, which generated a record combined total revenue of $1.2 billion. The Company reported record net income of $72.1 million, or $7.27 per diluted share, an increase of 46% as compared to net income of $49.5 million, or $4.73 per diluted share, for 2002.



"My Little Beach Bungalow" by William Lyon Homes with architect Bloodgood Sharp Buster, was awarded the California Award for HomeAid Orange County Project Playhouse 2003. HomeAid, the largest provider of shelter for the temporarily homeless, is the charitable outreach for the Building Industry Association that builds and renovates residences for homeless men, women and children. William Lyon Homes has been involved with HomeAid since its inception 14 years ago.

The Company's backlog of homes sold but not closed was 1,266 at December 31, 2003, a record for any fourth quarter in the Company's history and an increase of 102% as compared to 627 at December 31, 2002. The Company's dollar amount of backlog of homes sold but not closed at December 31, 2003 was $595.2 million, a record for any fourth quarter in the Company's history and an increase of 130% as compared to $259.1 million at December 31, 2002.

The year 2003 represented the fourth full year of operations since the combination of the two companies in November 1999. Since then, the Company's stock price has increased over 1,500% through December 31, 2003. During 2003, the Company's stock price increased 187.5% to $62.77 at December 31, 2003 from $21.83 at December 31, 2002. This impressive increase enabled the Company to be ranked as the 15th best performing stock on the New York Stock Exchange for 2003 and the number one homebuilder on the list (for stocks priced at $5.00 or more).

On the operational side, we remain committed to our existing markets and are excited about potential growth opportunities within each of these very dynamic markets.

We continue to experience strong demand for our homes in all of our markets, particularly in many of our California markets where the demand for housing continues to far exceed the available supply of housing. Notwithstanding the constraints of obtaining buildable lots in all of our markets, we were successful in increasing the number of lots controlled on a combined basis to 18,172, up 32% from 13,723

(opposite)
Sea Cove at The Waterfront, Hunington Beach, CA

Southern California Division

Frank Henry
Executive Vice President - California Bank & Trust

David Blackford
President & CEO - California Bank & Trust

Tom Mitchell
President-Southern California Division - William Lyon Homes

Mike Grubbs
Senior Vice President & CFO - William Lyon Homes

Josef The Lion
appears throughout this report









for the previous year. With the strong backlog at December 31, 2003 and the increase in the number of lots controlled at December 31, 2003, we believe we are well positioned for growth in 2004 and beyond.

During 2003, the Company also continued to improve and strengthen its balance sheet. We increased our overall commitments on our three revolving credit facilities, and in March we completed a $250.0 million Senior Note transaction which provided additional liquidity to the Company. The proceeds were used to pay off the company's existing Senior Notes and other outstanding indebtedness. This new ten year source of capital will enable us to simplify our capital structure and provide us with additional capital to reduce our dependence on joint ventures.

We are dedicating this 2003 Annual Report to our lenders and joint venture partners, many of whom are featured herein. Without their confidence and support, the results the Company has achieved would not be possible. We would like to take this opportunity to thank them, and we look forward to continuing our strong relationships for many years to come.

In summary, 2003 was an exciting and very successful year for William Lyon Homes. We are proud of the record results for the year. We are pleased to have improved our capital structure with the Senior Note offering and remain committed to improving our Company's credit profile.

Southern California

By every measure, 2003 was an exceptional year for the Southern California Division of William Lyon Homes. Phenomenal market conditions, combined with record low mortgage interest rates, led to a record year.

The Southern California Division builds a wide variety of homes for a highly diverse set of customers in three distinct geographic markets. Pricing for homes delivered in 2003 ranged from a low of $263,000 in the Inland Empire to a high of $1,908,000 in Orange County, with an average sales price of $563,000 for the division.

(above)
Southern California Division Projects
(opposite)
Cantabria at Oxnard, CA.

Southern California Division

Mike Grubbs
Senior Vice President & CFO - William Lyon Homes

Tom Mitchell
President-Southern California Division - William Lyon Homes

Wade Cable
President & COO - William Lyon Homes

Peter Fisher
Director-Construction Finance - GMAC-RFC

Don Pierce
Managing Director - GMAC-RFC









(above)
Northern California Division Projects
(opposite)
Overlook at Victoria by the Bay, Hercules, CA.

Innovation and quality design continue to fuel our success and, more importantly, our customer satisfaction. At every stage of the process, our experienced team of professionals is committed to exceeding the expectations of our customers.

The division successfully opened seven new sales locations and sold over 700 homes. New home deliveries totaled 693 for the year, with 329 homes delivered in the fourth quarter and a record breaking 209 homes delivered in December.



Shepherd's Gate is a shelter for women and children who have been abused and displaced. Their crisis shelter and transition home community is supported entirely by gifts. Home Aid, the preferred charity of the Home Builder Association, is currently involved with building Residence Hall #2 at the Livermore Shepherd's Gate location.

A key indicator of this team's future success is our exceptional land inventory. Through strategic land acquisitions, we are poised to capitalize on the excellent market conditions in all of the division's markets. In 2003 we acquired over 1,800 homesites and contracted for an additional 2,200. The bulk of our 2003 acquisitions were in Orange County, many within the county's major master planned communities and a portion of the former Marine Corp Air Station in Tustin.

Over the next 18 months, expect to open nineteen new projects within Orange County that should generate a significant increase in our market share. Another focus is expanding growth in the Inland Empire region where we have over 1,300 homesites under contract, representing eight new communities. As we continue to seek new opportunities within the Inland Empire, we expect to participate within the new master planned communities, as well as seek individual in-fill locations.

Northern California

The Northern California Division continued to achieve outstanding results in 2003. The division opened thirteen new communities in prime locations in the Sacramento, Central Valley and San Francisco Bay areas. Most significantly, we opened five new communities at our 580-acre premier master planned golfcourse community, The Ranch on Silver Creek, located in San Jose. The Ranch on Silver Creek will ultimately offer nine different product lines on 538 homesites, with home sale prices ranging

Northern California Division

Kent Grahl
Executive Vice President/Chief Investment Officer - Resmark Equity Partners, LLC

Doug Bauer
President-Northern California Division - William Lyon Homes

Robert Goodman
President - Resmark Equity Partners, LLC

Ziv Cohen
Senior Vice President Northern California Division - Resmark Equity Partners, LLC









from $600,000 to over $2,000,000.

With the opening of thirteen new communities offering excellent values for our homebuyers, the Northern California Division's market share ranks William Lyon Homes as one of the top 15 builders in all of Northern California.



In the prime Bay Area sub-markets, our Northern California Division ranks in the top six for market share. We continue to gain momentum in the Sacramento market with four existing sales locations and three more slated to open in 2004.

William Lyon Homes – San Diego Division served as builder capitain for Mary's House, HomeAid San Diego's third shelter project. (above) Larry I. Smith, President William Lyon Homes – San Diego, Everett Bobbitt, President of the Child Abuse Prevention Foundation, Laura Mustari, Executive Director, YMCA, Megan Levandowsky, Overnight Resident Suprevisor (YMCA) and the first residents of Mary's House .

Our Northern California Division continues to focus on producing a quality product and total customer satisfaction. We utilize a sophisticated national survey system that enables our team to track, monitor and improve on all levels of customer satisfaction. With these tools, our division continues to deliver higher volumes of homes with the outstanding quality that our customers value in a William Lyon home.

San Diego

The San Diego Division had another excellent year, delivering 660 homes. Operating in an area that includes San Diego and portions of Riverside and San Bernardino Counties, we opened eight new communities, generated 782 new orders and ended the year with a significant backlog of 226 units. The division far exceeded its financial goals, primarily by surpassing our delivery projections and maximizing revenues at many of our projects.

(above) San Diego Division Projects (opposite) Sedona at Temecula, CA.

San Diego Division

Anthony Botte
Senior Vice President/ Western Region - Hearthstone, Inc.

Eric Beck
Division Controller- San Diego Division - William Lyon Homes

Rick Robinson
Senior Vice President Finance - William Lyon Homes

We anticipate opening six new home communities in 2004 with a wide variety of design concepts. With product ranging from infill high density flats and townhomes in central San Diego to one-acre lot estates in the Inland Empire, the division offers homes priced from the mid $200,000 to $700,000. We are very pleased to be building in some of the most preferred locations and desirable master planned communities in San Diego and the Inland Empire, including 4-S Ranch, EastLake, The Spectrum, Harveston,









Sundance and Wolf Creek.

In 2004, this division will focus primarily on developing moderately priced product in high demand locations throughout a very diverse and dynamic market area. As in the past, we will continue to offer value as a key selling feature, while keeping customer satisfaction and division profitability as top priorities.

Arizona Division

The Phoenix housing market had a record 47,720 new home permits in 2003, which was a 22.6% increase over 2002. The resale market also had a record year in 2003, selling 87,109 homes, which was a 14.6% increase over 2002. In total there were almost 135,000 homes sold in the Phoenix market in 2003, making Phoenix one of the best housing markets in the nation. The forecast for new housing permits in the Phoenix market for the 2004-2008 time period is to remain strong at 46,000 to 48,000 new home permits each year.

The Arizona Division of William Lyon Homes recorded 389 sales in 2003, an increase of 35% over 2002. Deliveries increased to 319, an 18% increase over 2002. The division ended the year with 207 homes in backlog, an increase of 51% over 2002. Our Copper Canyon subdivision, which opened for sales in May 2003, is one of the top selling luxury communities in the Phoenix market, offering homes on one-acre homesites.

Most notably, the Arizona Division controls over 5,700 homesites in the Phoenix area at favorable land prices. We expect to open 4 new communities in 2004, including 2 additional product lines at our successful Copper Canyon community and 6 new communities in 2005. We believe that the Arizona Division is poised for growth over the next several years.

Nevada Division

The Southern Nevada housing market set records in 2003, with 25,230 recorded new home sales, an increase of over 12% from 2002. Strong current and forecasted growth in employment and population are the driving forces behind the valley's expansion. People attracted to Southern Nevada's climate, affordability, jobs, tax benefits and overall quality of life resulted in 71,000 new residents relocating

(above) Arizona Division Projects (opposite) Rancho Vistas at Copper Canyon Ranch, AZ.

Arizona Division

Kent Newberry
Vice President - Guaranty Bank

Dustin Ortmann
Financial Analyst - Guaranty Bank

Jon Larson
Senior Vice President - Division Manager Guaranty Bank

Julie Collins
Vice President of Operations Arizona Division - William Lyon Homes

Tom Hickcox
President Arizona Division - William Lyon Homes









(above) Nevada Division Projects (opposite) Summerwood at 4S Ranch, San Diego, CA.

to Las Vegas during the year.

The Nevada Division continued to increase its market share in 2003. New home sales increased 117% over 2002. New home deliveries were up 58% from 2002, and the number of homes in backlog was up 145% over the previous year end. Out of 74 homebuilders and 318 active new home communities at year end, the Nevada Division is ranked tenth for total revenue.


BUILT ESPECIALLY FOR
Habitat for Humanity
by
William Lyon Homes

Habitat For Humanity is a world-wide organization bringing together communities and the housing industry to provide homes for those lacking adequate shelter. Shown here are representatives from William Lyon Homes Nevada Region constructing a home for a Habitat For Humanity recipient family.

William Lyon Homes maintained its strong presence in Summerlin, the nation's number one master planned community. With five of our communities ranging from the move-up category to luxury homes, we captured impressive sales rankings, including Miraleste, the top selling upgrade product in Summerlin.

In 2003, William Lyon Homes Nevada continued to strengthen its focus on quality and customer service. During the year, the Nevada Division was ranked number one by a national homeowner survey group, for overal home quality, out of 52 major builders surveyed. In addition, the J.D. Powers Company ranked the Nevada Division in the top four in Nevada for the 2003 New Home Builder Customer Satisfaction survey.

William Lyon Homes believes homeownership enhances independence in families who may be facing challenges for basic shelter. Homeownership builds a sense of community, accomplishment and pride in neighborhoods. In 2003, William Lyon Homes Nevada was a major participant in the Habitat for Humanity program.

San Diego Division

Larry Smith
President-San Diego Division - William Lyon Homes

Carl Neuss
Magaing Director/Principal - IHP Capital Partners

Don Grant
Executive Vice President/Principal IHP Capital Partners

In Closing

We would like to once again acknowledge our lenders and joint venture partners, to whom we have dedicated this year's annual report. We would also like to thank and congratulate all the dedicated members of our team, including our Board of Directors which has contributed so much in this time of corporate scrutiny. Our valued consultant teams, subcontractors and supplier



partners all play a very vital part in our success and we would also like to thank them for their support over the years. We are also very fortunate to have strong relationships with many of the nation's best master planned community developers and we want to again thank them for their confidence in our company.



(from left): William Lyon, Chairman and Chief Executive Officer; Wade Cable, President and Chief Operating Officer.

Finally we want to thank you our customers, those of you who buy our homes as well as those of you who own our stock or our publicly traded bonds.

Looking Forward to 2004

We are extremely excited about the prospects for 2004. This will mark the 50th anniversary of the entry into the home building industry of General William Lyon, the Company's Chairman and Chief Executive Officer. All of us at the Company are proud to work with a man of General Lyon's integrity and leadership skills, which he continues to demonstrate daily in his business career and in his service to community and country. We wish General Lyon our heartiest congratulations on this milestone and look forward to many more successful years ahead.

Sincerely,

William Lyon
Chairman of the Board and
Chief Executive Officer

Wade H. Cable
President and
Chief Operating Officer



Board of Directors *(from left): James Dalton, Randolph Westerfield, Raymond Watt, Michael Meyer, Richard Frankel, William McFarland, William Lyon, William H. Lyon and Wade Cable; (also featured): Josef, the "Lyon Lion."*

Financial Section



Report of Independent Auditors

To the Board of Directors and Stockholders
William Lyon Homes

We have audited the accompanying consolidated balance sheets of William Lyon Homes as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Lyon Homes at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as amended ("Interpretation No. 46") effective January 31, 2003. During the year ended December 31, 2003, the adoption of Interpretation No. 46 resulted in the Company consolidating the assets, liabilities and operations of variable interest entities in which the Company was determined to be the primary beneficiary.

Ernst + Young LLP

Irvine, California
February 13, 2004

Consolidated Balance Sheets

(in thousands except number of shares and par value per share)	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 24,137	$ 16,694
Receivables — Note 3	46,211	28,734
Real estate inventories — Notes 2 and 4	698,047	491,952
Investments in and advances to unconsolidated joint ventures — Note 5	45,613	65,404
Property and equipment, less accumulated depreciation of $6,517 and $5,435 at December 31, 2003 and 2002, respectively	1,625	2,131
Deferred loan costs	9,041	1,341
Goodwill — Note 1	5,896	5,896
Other assets	9,145	5,429
	$839,715	$617,581
Liabilities and Stockholders' Equity		
Accounts payable	$ 35,697	$ 34,881
Accrued expenses	82,745	54,312
Notes payable — Note 6	80,331	195,786
10¾% Senior Notes due April 1, 2013 — Note 6	246,406	—
12½% Senior Notes due July 1, 2003 — Note 6	—	70,279
	445,179	355,258
Minority interest in consolidated entities — Note 2	142,496	80,647
Commitments and contingencies — Note 10		
Stockholders' equity — Note 7		
Common stock, par value $.01 per share; 30,000,000 shares authorized; 9,787,440 and 9,728,747 shares issued and outstanding at December 31, 2003 and 2002, respectively	98	97
Additional paid-in capital	106,818	108,592
Retained earnings	145,124	72,987
	252,040	181,676
	$839,715	$617,581

See accompanying notes.

Consolidated Statements of Income

(in thousands except per common share amounts)	Year Ended December 31,		
	2003	2002	2001
Operating revenue			
Home sales	$ 866,657	$ 593,762	$ 452,002
Lots, land and other sales	21,656	8,648	7,054
Management fees — Note 1	9,490	10,892	9,127
	897,803	613,302	468,183
Operating costs			
Cost of sales — homes	(714,385)	(504,330)	(382,608)
Cost of sales — lots, land and other	(13,269)	(9,404)	(5,158)
Sales and marketing	(31,252)	(22,862)	(18,149)
General and administrative	(50,315)	(39,366)	(37,171)
Amortization of goodwill — Note 1	—	—	(1,242)
	(809,221)	(575,962)	(444,328)
Equity in income of unconsolidated joint ventures — Note 5	31,236	27,748	22,384
Operating income	119,818	65,088	46,239
Interest expense, net of amounts capitalized — Note 6	—	—	(227)
Other income, net	4,563	2,693	7,513
Minority equity in income of consolidated entities — Note 2	(429)	—	—
Income before provision for income taxes	123,952	67,781	53,525
Provision for income taxes — Note 8	(51,815)	(18,270)	(5,847)
Net income	$ 72,137	$ 49,511	$ 47,678
Earnings per common share — Note 1			
Basic	$ 7.37	$ 4.85	$ 4.50
Diluted	$ 7.27	$ 4.73	$ 4.44

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance – December 31, 2000	10,570	$106	$126,608	$(24,202)	$102,512
Issuance of common stock upon exercise of stock options—Note 7	49	—	427	—	427
Net income for the year	—	—	—	47,678	47,678
Balance – December 31, 2001	10,619	106	127,035	23,476	150,617
Issuance of common stock upon exercise of stock options—Note 7	128	1	1,117	—	1,118
Purchase and retirement of common stock—Note 7	(1,018)	(10)	(19,560)	—	(19,570)
Net income for the year	—	—	—	49,511	49,511
Balance – December 31, 2002	9,729	97	108,592	72,987	181,676
Issuance of common stock upon exercise of stock options and related income tax benefit—Notes 7 and 8	258	3	5,404	—	5,407
Purchase and retirement of common stock—Note 7	(200)	(2)	(7,178)	—	(7,180)
Net income for the year	—	—	—	72,137	72,137
Balance – December 31, 2003	9,787	$ 98	$106,818	$145,124	$252,040

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2003	2002	2001
Operating activities			
Net income	$ 72,137	$ 49,511	$ 47,678
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,082	1,355	2,519
Equity in income of unconsolidated joint ventures	(31,236)	(27,748)	(22,384)
Minority equity in income of consolidated entities	429	—	—
Provision for income taxes	51,815	18,270	5,847
Net changes in operating assets and liabilities:			
Receivables	(16,026)	(3,767)	2,480
Real estate inventories	(205,922)	(23,126)	(31,185)
Deferred loan costs	(7,700)	1,490	(2,077)
Other assets	(3,716)	(2,681)	(93)
Accounts payable	816	8,467	(6,416)
Accrued expenses	(20,269)	(5,580)	1,333
Net cash (used in) provided by operating activities	(158,590)	16,191	(2,298)
Investing activities			
Investment in and advances to unconsolidated joint ventures	(8,493)	(26,475)	(30,547)
Distributions of income from unconsolidated joint ventures	37,501	24,621	18,404
Distributions of capital from unconsolidated joint ventures	22,019	18,453	14,543
Mortgage notes receivable originations/issuances	(380,543)	(333,029)	(220,505)
Mortgage notes receivable sales/repayments	379,092	328,821	214,636
Purchases of property and equipment	(576)	(1,315)	(630)
Net cash provided by (used in) investing activities	49,000	11,076	(4,099)

(continued)

See accompanying notes.

Consolidated Statements of Cash Flows (continued)

(in thousands)	Year Ended December 31,		
	2003	2002	2001
Financing activities			
Proceeds from borrowings on notes payable	1,105,464	913,599	687,641
Principal payments on notes payable	(1,220,919)	(920,029)	(669,709)
Repurchase of 12½% Senior Notes	—	—	(51,637)
Reissuance of 12½% Senior Notes	—	—	44,715
Repayment of 12½% Senior Notes	(70,279)	—	—
Issuance of 10¾% Senior Notes	246,233	—	—
Minority interest contributions (distributions), net	61,420	(5,442)	—
Common stock issued for exercised options	2,294	1,118	427
Common stock purchased	(7,180)	(19,570)	—
Net cash provided by (used in) financing activities	117,033	(30,324)	11,437
Net increase (decrease) in cash and cash equivalents	7,443	(3,057)	5,040
Cash and cash equivalents—beginning of year	16,694	19,751	14,711
Cash and cash equivalents—end of year	$ 24,137	$ 16,694	$ 19,751
Supplemental disclosures of cash flow and non-cash activities			
Cash paid for interest, net of amounts capitalized	$ —	$ —	$ —
Issuance of notes payable for land acquisitions	$ 21,534	$ 51,025	$ 43,550
Investment in joint venture in connection with contribution of land to joint venture	$ —	$ 2,000	$ 1,100
Income tax benefit credited to additional paid-in capital in connection with stock option exercises	$ 3,113	$ —	$ —

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Operations

William Lyon Homes, a Delaware corporation, and subsidiaries (the "Company") are primarily engaged in designing, constructing and selling single family detached and attached homes in California, Arizona and Nevada.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries and joint ventures, and certain joint ventures and other entities created after January 31, 2003 which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 2). Investments in joint ventures in which the Company has a 50% or less voting or economic interest (and thus are not controlled by the Company) and which were created prior to February 1, 2003 and investments in joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are accounted for using the equity method. The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Segment Information

The Company designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets. For internal reporting purposes, the Company is organized into five geographic home building regions and its mortgage origination operation. Because each of the Company's geographic home building regions has similar economic characteristics, housing products and class of prospective buyers, the geographic home building regions have been aggregated into a single home building segment. The Company's mortgage origination operations did not meet the materiality thresholds which would require disclosure for the years ended December 31, 2003, 2002 and 2001, and accordingly, are not separately reported.

The Company evaluates performance and allocates resources primarily based on the operating income of individual home building projects. Operating income is defined by the Company as operating revenue less operating costs plus equity in income of unconsolidated joint ventures. Accordingly, operating income excludes certain expenses included in the determination of net income. Operating income from home building operations totaled $119.8 million, $65.1 million and $46.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

All revenues are from external customers. There were no customers that contributed 10% or more of the Company's total revenues during the years ended December 31, 2003, 2002 or 2001.

Real Estate Inventories and Related Indebtedness

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold. Selling expenses and other marketing costs are expensed in the period incurred. A provision for warranty costs relating to the Company's limited warranty plans is included in cost of sales at the time the sale of a home is recorded. The Company generally reserves one percent of the sales price of its homes against the possibility of future charges relating to its one-year limited warranty and similar potential claims. Factors that affect the Company's warranty liability include the number of homes under warranty, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Changes in the Company's warranty liability during the year ended December 31 are as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Warranty liability, beginning of year	$ 4,287	$ 2,598	$ 2,885
Warranty provision during year	9,279	5,167	4,156
Warranty settlements during year	(6,299)	(3,478)	(4,443)
Warranty liability, end of year	$ 7,267	$ 4,287	$ 2,598

Interest incurred under the Revolving Credit Facilities, the 12½% Senior Notes, the 10¾% Senior Notes and other notes payable, as more fully discussed in Note 6, is capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). This pronouncement superseded Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("Statement No. 121") and was required to be adopted on January 1, 2002. Statement No. 144 retained the fundamental provisions of Statement No. 121 as it relates to assets to be held and used and assets to be sold. Statement No. 144 requires impairment losses to be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from those estimated.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the shorter of either their estimated useful lives or term of the lease.

Deferred Loan Costs

Deferred loan costs are amortized over the term of the applicable loans using a method which approximates the level yield interest method.

Goodwill

The amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed is reflected as goodwill and, until January 1, 2002 was being amortized on a straight-line basis over seven years. Accumulated amortization was $2,793,000 as of December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), effective for fiscal years beginning after December 15, 2001. Under this rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. The Company performed its first required annual impairment test of goodwill as of January 1, 2002 and determined that goodwill was not impaired. As of December 31, 2003, there have been no indicators of impairment related to the Company's goodwill. If Statement No. 142 had been adopted effective January 1, 2001, the pro forma impact of the nonamortization of goodwill on the results for the subsequent period would have been as follows (in thousands except per common share data):

	Year Ended December 31,
	2001
Net income, as reported	$47,678
Amortization of goodwill, net of tax	1,106
Net income, as adjusted	$48,784
Earnings per common share, as adjusted:	
Basic	$ 4.61
Diluted	$ 4.54

Sales and Profit Recognition

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("Statement No. 66"). When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The Company accounts for sale-leaseback transactions in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 98, *Accounting for Leases* ("Statement No. 98").

During the year ended December 31, 2001, the Company completed the sale and related leaseback of 56 model homes for a sales price of $16,216,000, of which $13,938,000 was paid in cash and $2,278,000 of which was paid in the form of a partial recourse note receivable. The sale was accounted for on the cost recovery method in accordance with Statement No. 66 and Statement No. 98, and as such deferred profits of $2,385,000 were recorded resulting in gross profits from the sale of $531,000. As of December 31, 2003 and 2002, the partial recourse note receivable of $460,000 and $1,379,000 and related deferred profits of $460,000 and $1,486,000 are reflected in receivables and accrued expenses, respectively. The Company pays rent on the related lease and earns income on the partial recourse note receivable at LIBOR plus 4.75% (5.90% at December 31, 2003).

Income Taxes

Income taxes are accounted for under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Effective as of January 1, 1994, the Company completed a capital restructuring and quasi-reorganization. The quasi-reorganization resulted in the adjustment of assets and liabilities to estimated fair values and the elimination of an accumulated deficit effective January 1, 1994. Income tax benefits resulting from the utilization of net operating loss and other carryforwards existing at January 1, 1994 and temporary differences existing prior to or resulting from the quasi-reorganization are excluded from the results of operations and credited to paid-in capital.

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments, receivables, and deposits. The Company typically places its cash investments in investment grade short-term instruments. Deposits, included in other assets, are due from municipalities or utility companies and are generally collected from such entities through fees assessed to other developers.

For those instruments, as defined under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, for which it is practical to estimate fair value, management has determined that the carrying amounts of the Company's financial instruments approximate their fair value at December 31, 2003, except for the $10^3/4$% Senior Notes as described in Note 6.

The Company is an issuer of, or subject to, financial instruments with off-balance sheet risk in the normal course of business which exposes it to credit risks. These financial instruments include letters of credit and obligations in connection with assessment district bonds. These off-balance sheet financial instruments are described in more detail in Note 10.

Cash and Cash Equivalents

Short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

Management Fees

Management fees represent fees earned in the current period from unconsolidated joint ventures in accordance with joint venture and/or operating agreements.

Basic and Diluted Earnings Per Common Share

Earnings per share amounts for all periods presented conform to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, *Earnings Per Share*. Basic and diluted earnings per common share for the year ended December 31, 2003 are based on 9,782,928 and 9,928,733 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2002 are based on 10,203,497 and 10,474,868 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2001 are based on 10,583,564 and 10,739,540 shares of common stock outstanding, respectively.

Stock-Based Compensation

At December 31, 2003, the Company had stock plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("Statement No. 123") to stock-based employee plans (in thousands, except per common share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$72,137	$49,511	$47,678
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(380)	(937)	(916)
Net income, as adjusted	$71,757	$48,574	$46,762
Earnings per common share:			
Basic—as reported	$ 7.37	$ 4.85	$ 4.50
Basic—as adjusted	$ 7.33	$ 4.76	$ 4.42
Diluted—as reported	$ 7.27	$ 4.73	$ 4.44
Diluted—as adjusted	$ 7.23	$ 4.64	$ 4.35

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for each of the three years in the period ended December 31, 2003. Accordingly, actual results could differ from those estimates in the near-term.

Impact of New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Recission of SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement No. 145"). Statement No. 145 prevents gains or losses on extinguishment of debt not meeting the criteria of APB 30 to be treated as extraordinary. Statement No. 145 is effective for fiscal years beginning after March 15, 2002. Upon adoption of Statement No. 145, the Company's previously reported extraordinary items related to gain from retirement of debt were reclassified to other income and not reported as extraordinary items.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("Interpretation No. 45"). The disclosure requirements of Interpretation No. 45 are effective as of December 31, 2002. The initial recognition and measurement requirements of Interpretation No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. In the case of a guarantee issued as part of a transaction with multiple elements with an unrelated party, Interpretation No. 45 generally requires the recording at inception of the guarantee of a liability equal to the guarantee's estimated fair value. In the absence of observable transactions for identical or similar guarantees, estimated fair value will likely be based on the expected present value which is the sum of the estimated probability-weighted range of contingent payments under the guarantee arrangement. The recording of a liability could have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. The application of Interpretation No. 45 beginning on January 1, 2003 did not have a material impact on the Company's financial statements with respect to any guarantees issued or modified by the Company after December 31, 2002. See Notes 5, 6 and 10 of "Notes to Consolidated Financial Statements" for additional information related to the Company's guarantees.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46"), which applies to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on March 31, 2004. As of December 31, 2003, the Company is considered to be the primary beneficiary in six joint ventures and one land banking arrangement created after January 31, 2003, which have been determined to be variable interest entities. Accordingly, the assets, liabilities and operations of these six joint ventures and one land banking arrangement have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. The Company has not yet determined the anticipated impact of adopting Interpretation No. 46 for arrangements existing as of January 31, 2003. However such adoption will likely require the consolidation of certain of the Company's joint ventures, option agreements and land banking arrangements in the Company's financial statements as of March 31, 2004. The consolidation of the assets, liabilities and operations of any joint venture, option agreements or land banking arrangements would have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. See Note 2 for information regarding variable interest entities. See Notes 5 and 10 for additional information regarding joint venture and land banking arrangements.

Reclassifications

Certain balances have been reclassified in order to conform to current year presentation.

Notes to Consolidated Financial Statements

Note 2 — Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46") which addresses the consolidation of variable interest entities ("VIEs"). Under Interpretation No. 46, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. Interpretation No. 46 applies immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation will apply to the Company as of March 31, 2004. Arrangements entered into subsequent to January 31, 2003 have been evaluated under Interpretation No. 46 and, if applicable, accounted for in accordance with Interpretation No. 46.

Under Interpretation No. 46, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to Interpretation No. 46, an enterprise that absorbs a majority of the expected losses or residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of Interpretation No. 46, the Company has concluded that under certain circumstances when the Company (i) enters into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into land banking arrangements (see Note 10) or (iii) enters into arrangements with a financial partner for the formation of joint ventures which engage in homebuilding and land development activities, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. The Company may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each VIE created, the Company has computed expected losses and residual returns based on the probability of future cash flows as outlined in Interpretation No. 46. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements.

Based on the Company's analysis of arrangements created after January 31, 2003, no VIEs have been created for the period from February 1, 2003 through December 31, 2003 with respect to option agreements as identified under clause (i) of the previous paragraph. At December 31, 2003, six joint ventures and one land banking arrangement created after January 31, 2003 have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these six joint ventures and one land banking arrangement have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. Supplemental consolidating financial information of the Company, specifically including information for the six joint ventures and one land banking arrangement consolidated under Interpretation No. 46 and for two joint ventures which were previously consolidated (see Note 5), is presented below to allow investors to determine the nature of assets held and the operations of the consolidated entities. Investments in consolidated joint ventures are presented using the equity method of accounting. Consolidated real estate inventories include land deposits under option agreements or land banking arrangements (excluding the consolidated land banking arrangement as previously described in this paragraph) (see Note 10) of $37,293,000 and $37,443,000 at December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company's remaining total contractual obligations for land purchases and option commitments was approximately $568,300,000.

Notes to Consolidated Financial Statements

The six joint ventures created after January 31, 2003 which have been determined to be VIEs are each engaged in homebuilding and land development activities which will result in an estimated total of 562 homes at completion. The homes are expected to be constructed and sold in phases over a two-to-three year period with approximate base sales prices ranging from $298,000 to $1,059,000. As of December 31,2003, 98 homes have been sold and 21 homes have closed. These joint ventures have not obtained construction financing from outside lenders, but are financing their activities through equity contributions from each of the joint venture partners. Creditors of these VIE 's have no recourse against the general credit of the Company. Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and the joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and return of partners' capital, approximately 50% of the profits and cash flows from the joint ventures.

The land banking arrangement which has been determined to be a VIE was entered into effective on September 29, 2003. Under this arrangement, the Company transferred to an entity owned by a third party the Company's right to purchase certain real estate assets (lots) from a joint venture whose financial statements have previously been consolidated with the Company's financial statements (see Note 5). Concurrently, the Company entered into an option agreement with the entity owned by a third party whereby the Company agreed to acquire lots in staged takedowns through August 15, 2005. The Company made a non-refundable deposit of $14,418,000 and the entity owned by a third party made an equity contribution of $42,214,000 to purchase the lots from the joint venture for a total price of $56,632,000 (which included a $16,441,000 preferred return to the outside partner of the joint venture). The Company is under no obligation to purchase the lots, but would forfeit remaining deposits if the lots were not purchased. The Company does not have legal title to the entity owned by a third party and has not guaranteed its liabilities. The total purchase price under the option agreement is $60,848,550 plus a 10¼% preferred return on invested capital to the outside third party. The property consists of 128 single-family lots and 22 high-density lots on which the Company expects to construct 128 single-family homes on the single-family lots and 44 duplex condominium units on the high-density lots. The homes are expected to be constructed and sold in phases over a two-to-three year period with approximate base sales prices ranging from $680,000 to $930,000. As of December 31, 2003, 11 lots have been taken down for a purchase price of $3,744,975 and no homes have closed. The intercompany sales and related profits have been eliminated in consolidation.

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Balance Sheet By Form of Ownership (in thousands):

	December 31, 2003				
		Consolidated Entities			
	Wholly-Owned	Variable Interest Entities Under Interpretation No. 46	Joint Ventures Previously Consolidated	Elimination Entries	Consolidated Total
Assets					
Cash and cash equivalents	$ 18,893	$ 4,775	$ 469	$ —	$ 24,137
Receivables	43,719	2,492	—	—	46,211
Real estate inventories	515,984	153,968	28,095	—	698,047
Investments in and advances to unconsolidated joint ventures	45,613	—	—	—	45,613
Investments in consolidated entities	40,694	—	—	(40,694)	—
Other assets	25,707	—	—	—	25,707
Intercompany receivables	3,420	—	—	(3,420)	—
	$694,030	$161,235	$28,564	$(44,114)	$839,715
Liabilities and Stockholders' Equity					
Accounts payable and accrued expenses	$115,253	$ 3,010	$ 179	$ —	$118,442
Notes payable	80,331	—	—	—	80,331
10¾% Senior Notes due April 1, 2013	246,406	—	—	—	246,406
Intercompany payables	—	2,894	526	(3,420)	—
Total liabilities	441,990	5,904	705	(3,420)	445,179
Minority interest in consolidated entities	—	—	—	142,496	142,496
Owners' capital					
William Lyon Homes	—	35,467	5,227	(40,694)	—
Others	—	119,864	22,632	(142,496)	—
Stockholders' equity	252,040	—	—	—	252,040
	$694,030	$161,235	$28,564	$(44,114)	$839,715

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Balance Sheet By Form of Ownership (in thousands):

	December 31, 2002				
		Consolidated Entities			
	Wholly-Owned	Variable Interest Entities Under Interpretation No. 46	Joint Ventures Previously Consolidated	Elimination Entries	Consolidated Total
Assets					
Cash and cash equivalents	$ 14,404	$—	$ 2,290	$ —	$ 16,694
Receivables	28,734	—	—	—	28,734
Real estate inventories	390,103	—	101,849	—	491,952
Investments in and advances to unconsolidated joint ventures	65,404	—	—	—	65,404
Investments in consolidated entities	19,937	—	—	(19,937)	—
Other assets	14,797	—	—	—	14,797
Intercompany receivables	—	—	951	(951)	—
	$533,379	$—	$105,090	$(20,888)	$617,581
Liabilities and Stockholders' Equity					
Accounts payable and accrued expenses	$ 84,687	$—	$ 4,506	$ —	$ 89,193
Notes payable	195,786	—	—	—	195,786
12½% Senior Notes due July 1, 2003	70,279	—	—	—	70,279
Intercompany payables	951	—	—	(951)	—
Total liabilities	351,703	—	4,506	(951)	355,258
Minority interest in consolidated entities	—	—	—	80,647	80,647
Owners' capital					
William Lyon Homes	—	—	19,937	(19,937)	—
Others	—	—	80,647	(80,647)	—
Stockholders' equity	181,676	—	—	—	181,676
	$533,379	$—	$105,090	$(20,888)	$617,581

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Balance Sheet By Form of Ownership (in thousands):

	December 31, 2003				
		Consolidated Entities			
	Wholly-Owned	Variable Interest Entities Under Interpretation No. 46	Joint Ventures Previously Consolidated	Elimination Entries	Consolidated Total
Operating revenue					
Sales	$ 879,114	$ 9,199	$ 129,439	($ 129,439)	$ 888,313
Management fees	9,490	—	—	—	9,490
	888,604	9,199	129,439	(129,439)	897,803
Operating costs				—	
Cost of sales	(719,750)	(7,904)	(107,696)	107,696	(727,654)
Sales and marketing	(29,910)	(979)	(363)	—	(31,252)
General and administrative	(50,315)	—	—	—	(50,315)
	(799,975)	(8,883)	(108,059)	107,696	(809,221)
Equity in income of unconsolidated joint ventures	31,236	—	—	—	31,236
Equity in loss of consolidated entities	(449)	—	—	449	—
Operating income	119,416	316	21,380	(21,294)	119,818
Other income, net	4,536	6	21	—	4,563
Minority equity in income of consolidated entities	—	(429)	(21,743)	21,743	(429)
Income (loss) before provision for income taxes	123,952	(107)	(342)	449	123,952
Provision for income taxes	(51,815)	—	—	—	(51,815)
Net income (loss)	$ 72,137	$ (107)	$ (342)	$ 449	$ 72,137

Notes to Consolidated Financial Statements (continued)

Condensed Consolidating Statement of Income By Form of Ownership (in thousands):

The Company has not yet determined the anticipated impact of adopting Interpretation No. 46 for arrangements existing as of January 31, 2003. However, such adoption will likely require the consolidation in the Company's financial statements as of March 31, 2004 of the assets, liabilities and operations on a prospective basis of certain existing joint ventures, option agreements or land banking arrangements. Because the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation No. 46 will not affect the Company's consolidated net income.

Note 3 – Receivables

Receivables consist of the following (in thousands):

	December 31,	
	2003	2002
Notes receivable:		
First trust deed mortgage notes receivable, pledged as collateral for revolving mortgage warehouse credit facility	$20,498	$18,139
Notes receivable from sale and related leaseback of 56 model homes which is accounted for on the cost recovery method (Note 1)	471	1,379
	20,969	19,518
Receivables from affiliates for management fees, cost reimbursements and other	115	3,226
Other receivables—primarily escrow proceeds	25,127	5,990
	$46,211	$28,734

Note 4 – Real Estate Inventories

Real estate inventories consist of the following (in thousands):

	December 31, 2003		
Division	Deposits, Land and Construction In Progress	Completed Inventory, Including Models and Completed Lots Held for Sale	Total
Southern California	$187,083	$ 5,230	$192,313
San Diego	134,141	7,718	141,859
Northern California	215,216	16,824	232,040
Arizona	59,614	1,894	61,508
Nevada	70,157	170	70,327
	$666,211	$31,836	$698,047

Notes to Consolidated Financial Statements (continued)

Real estate inventories consist of the following (in thousands):

Division	December 31, 2002 Deposits, Land and Construction In Progress	Completed Inventory, Including Models and Completed Lots Held for Sale	Total
Southern California	$108,176	$ 8,999	$117,175
San Diego	83,699	2,847	86,546
Northern California	172,780	9,801	182,581
Arizona	39,664	2,001	41,665
Nevada	62,636	1,249	63,885
Other	100	—	100
	$467,055	$24,897	$491,952

Note 5 – Investments in and Advances to Unconsolidated Joint Ventures

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. The consolidated financial statements of the Company include the accounts of the Company and all majority-owned and controlled subsidiaries and joint ventures, and certain joint ventures created after January 31, 2003 which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 2). The financial statements of joint ventures in which the Company has a 50% or less voting or economic interest (and thus are not controlled by the Company) and which were created prior to February 1, 2003 and the financial statements of joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method. Condensed combined financial information of these unconsolidated joint ventures as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 are summarized as follows:

(continued)

Notes to Consolidated Financial Statements (continued)

Condensed Combined Balance Sheets (in thousands):

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 4,973	$ 18,023
Receivables	2,339	13,017
Real estate inventories	187,048	234,896
Investment in unconsolidated joint venture	22,804	—
	$217,164	$265,936
Liabilities and Owners' Capital		
Accounts payable	$ 6,408	$ 14,640
Accrued expenses	2,645	1,309
Amounts payable to William Lyon Homes	115	3,226
Notes payable	111,273	90,086
Advances from William Lyon Homes	2,668	7,498
	123,109	116,759
Owners' Capital		
William Lyon Homes	42,945	57,906
Others	51,110	91,271
	94,055	149,177
	$217,164	$265,936

Condensed Combined Statements of Income (in thousands):

	Year Ended December 31, 2003	2002	2001
Operating revenue			
Home sales	$ 317,109	$ 362,697	$ 316,098
Land sale	8,440	17,079	5,371
	325,549	379,776	321,469
Operating costs			
Cost of sales — homes	(248,252)	(298,838)	(258,997)
Cost of sales — land	(8,132)	(13,542)	(4,214)
Sales and marketing	(9,431)	(10,814)	(10,609)
Operating income	59,734	56,582	47,649
Other income (loss), net	(1,327)	83	295
Net income	$ 58,407	$ 56,665	$ 47,944
Allocation to owners			
William Lyon Homes	$ 31,236	$ 27,748	$ 22,384
Others	27,171	28,917	25,560
	$ 58,407	$ 56,665	$ 47,944

Notes to Consolidated Financial Statements (continued)

Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and the joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and return of partners' capital, approximately 50% of the profits and cash flows from joint ventures.

Certain joint ventures have obtained financing from construction lenders which amounted to $111,273,000 at December 31, 2003. As common practice required by commercial lenders, all of the joint ventures that have obtained financing are obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at the time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. Certain of the joint ventures that have obtained such financing are in the form of limited partnerships of which the Company is the general partner. While historically all liabilities of these partnerships have been satisfied out of the assets of such partnerships and while the Company believes that this will continue in the future, the Company, as general partner, is potentially responsible for all liabilities and indebtedness of these partnerships. In addition, the Company has provided unsecured environmental indemnities to some of the lenders who provide loans to the partnerships. The Company has also provided completion guarantees for some of the limited partnerships under their credit facilities.

During the year ended December 31, 2003, one of the joint ventures in which the Company is a general partner completed a land sale to the Company for $8,440,000 resulting in no gain or loss to the joint venture. During the year ended December 31, 2002, one of the joint ventures in which the Company is a general partner completed a land sale to the Company for $17,079,000 resulting in a profit of approximately $3,537,000, all of which was allocated to the Company's outside partner as preferred return in accordance with the joint venture agreement.

During the year ended December 31, 2002, one of the Company's joint ventures ("Existing Venture") was restructured such that the Company was required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture. During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64,468,000, which includes a $12,493,000 preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company is required to purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74,210,000 plus a $13^1/_2$% preferred return on invested capital to the outside partner of the New Venture. Because the Company is required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company now controls both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements as of December 31, 2003, including real estate inventories of $28,095,000 and minority interest in consolidated joint ventures of $22,632,000. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19,765,000, which included a $3,953,000 preferred return to the outside partner of the Existing Venture. The 44 lots were purchased through a land banking arrangement (see Note 10 for additional information regarding the Company's land banking arrangements). During the year ended December 31, 2003, an additional 219 lots were purchased from the Existing Venture for $74,896,000, which included a $21,743,000 preferred return to the outside partner of the Existing Venture. These purchases included (1) 172 lots which were purchased from the Existing Venture under a land banking arrangement (see Note 2) for $56,632,000, which included a $16,441,000 preferred return to the outside partner of the Existing Venture and (2) 47 lots which were purchased by the New Venture from the Existing Venture for $18,264,000, which included a $5,302,000 preferred return to the outside partner of the

Notes to Consolidated Financial Statements (continued)

Existing Venture. During the year ended December 31, 2003 the Company purchased 175 lots from the New Venture for $54,543,000, all of which was paid to the outside partner as a return of capital. The intercompany sales and related profits have been eliminated in consolidation.

During the year ended December 31, 2003, the Company's wholly-owned subsidiary William Lyon Homes Inc., a California corporation, ("California Lyon") and two unaffiliated parties formed a series of limited liability companies ("Development LLCs") for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites. The development process is anticipated to be completed by mid 2004 at which time California Lyon will be required under certain specific conditions to purchase approximately one half in value of the lots. California Lyon has a 12$^{1}/_{2}$% indirect, minority interest in the Development LLCs, which are the borrowers under two secured lines of credit. Advances under the lines of credit are to be used to pay acquisition and development costs and expenses. The lines of credit are secured by deeds of trust on the real property and improvements thereon owned by the applicable Development LLC, as well as pledges of all net sale proceeds, related contracts and other ancillary property. The maximum commitment amounts under the lines of credit are limited by specified agreed loan-to-value ratios. The maximum commitment amount under the line of credit that closed in January 2003 ("First Line of Credit") is $35,000,000. Subject to specified terms and conditions, California Lyon and the other direct and indirect members of the Development LLC that is the borrower under the First Line of Credit, including certain affiliates of such other members, each (i) have guaranteed to the bank the repayment of the Development LLC's indebtedness under the First Line of Credit, completion of certain infrastructure improvements to the land, payment of necessary loan remargining obligations, and the Development LLC's performance under its environmental indemnity and covenants, and (ii) have agreed to take all actions and pay all amounts to assure that the Development LLC is in compliance with financial covenants. The First Line of Credit matures in January 2005, but may be extended to July 2005, subject to specified terms and conditions. The maximum commitment amount under the line of credit that closed in March 2003 ("Second Line of Credit") is $105,000,000. The Second Line of Credit matures in September 2004, but may be extended to September 2005, subject to specified terms and conditions. Although the guarantee obligations of the other direct and indirect members of the Development LLC that is the borrower under the Second Line of Credit, and certain of their affiliates, are similar in nature to those under the First Line of Credit, California Lyon does not have any such guarantee obligations to the banks under the Second Line of Credit. However, California Lyon has posted letters of credit equal to approximately $24,600,000 to secure its obligations as well as the Development LLCs' obligations to the banks under both lines of credit. Further, California Lyon and the other direct and indirect members of the Development LLCs, including certain affiliates of such other members, have entered into reimbursement and indemnity agreements to allocate any liability arising from each line of credit, including the related guarantees and letters of credit. California Lyon's parent company, William Lyon Homes, a Delaware corporation ("Delaware Lyon") has entered into joinder agreements to be jointly and severally liable for California Lyon's obligations under the reimbursement and indemnity agreements. While the reimbursement and indemnity agreements provide that liability is generally allocated in accordance with the members' percentage interests in the Development LLCs' distributions, Delaware Lyon and California Lyon may be liable for the full amount of the obligations guaranteed to the banks under either or both of the lines of credit in certain specified circumstances, such as those involving the default, willful misconduct or gross negligence of California Lyon. As of December 31, 2003, the outstanding indebtedness under the First Line of Credit was $33,600,000 and the outstanding indebtedness under the Second Line of Credit was $100,600,000.

Notes to Consolidated Financial Statements (continued)

Note 6 – Notes Payable and Senior Notes

Notes payable and Senior Notes consist of the following (in thousands):

	December 31,	
	2003	2002
Notes payable:		
Revolving credit facilities	$ 49,175	$118,068
Construction notes payable	21,534	25,218
Purchase money notes payable — land acquisitions	—	28,861
Collateralized mortgage obligations under revolving mortgage warehouse credit facilities, secured by first trust deed mortgage notes receivable	9,622	18,139
Unsecured line of credit	—	5,500
	80,331	195,786
10¾% Senior Notes due April 1, 2013	246,406	—
12½% Senior Notes due July 1, 2003	—	70,279
	$326,737	$266,065

Interest relating to the above debt consists of the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Interest incurred	$ 47,188	$ 26,783	$ 21,908
Interest capitalized	(47,188)	(26,783)	(21,681)
Interest expense	$ —	$ —	$ 227

10¾% Senior Notes

The Company's wholly-owned subsidiary, William Lyon Homes, Inc., a California corporation ("California Lyon"), filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale of $250,000,000 of Senior Notes which became effective on March 12, 2003. The offering closed on March 17, 2003 and was fully subscribed and issued. The notes were issued at a price of 98.493% to the public, resulting in net proceeds to the Company of approximately $246,233,000. The purchase price reflected a discount to yield 11% under the effective interest method and the notes have been reflected net of the unamortized discount in the accompanying consolidated balance sheet.

The 10¾% Senior Notes due 2013 are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by William Lyon Homes, a Delaware corporation ("Delaware Lyon"), which is the parent company of California Lyon, and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the notes and the guarantees, but are effectively subordinated to all of the Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness. At December 31, 2003, the Company had approximately $80,331,000 of secured indebtedness and approximately $205,500,000 of additional secured indebtedness available to be borrowed under the Company's credit facilities, as limited by the Company's borrowing base formulas. Interest on the 10¾% Senior Notes is payable on April 1 and October 1 of each year, commencing October 1, 2003.

Notes to Consolidated Financial Statements (continued)

Except as set forth in the Indenture governing the 10³/4% Senior Notes ("10³/4% Senior Notes Indenture"), the 10³/4% Senior Notes are not redeemable prior to April 1, 2008. Thereafter, the 10³/4% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before April 1, 2006, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 110.75% of the principal amount, plus accrued and unpaid interest, if any.

Upon a change of control as described in the 10³/4% Senior Notes Indenture, California Lyon may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75,000,000 for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of the notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

The 10³/4% Senior Notes Indenture contains covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon 's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (viii) consolidate, merge or sell all or substantially all of Delaware Lyon's or California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the Indenture.

The foregoing summary is not a complete description of the terms of the 10³/4% Senior Notes and is qualified in its entirety by reference to the 10³/4% Senior Notes Indenture.

The net proceeds of the offering were used as follows (in thousands):

Repayment of revolving credit facilities	$104,354
Repayment of 12¹/2% Senior Notes	70,279
Repayment of construction notes payable	28,000
Repayment of purchase money notes payable — land acquisitions	26,000
Repayment of unsecured line of credit	9,500
Underwriting discount	6,875
Offering costs	1,225
	$246,233

As of December 31, 2003, the outstanding 10³/4% Senior Notes with a face value of $246,406,000 had a fair value of approximately $284,000,000, based on quotes from industry sources.

12¹/2% Senior Notes

As of December 31, 2002, the Company's outstanding balance under its 12¹/2% Senior Notes was $70,279,000. On May 1, 2001, the Company completed a consent solicitation with respect to the 12¹/2% Senior Notes and received consents from holders of $39,279,000 of the then outstanding notes to extend the maturity date from July 1, 2001 to July 1, 2003 and to make certain amendments to the note covenants. Although the Company initially intended to accept consents from no more than 50% of holders, the Company elected to accept additional consents, as contemplated by the consent solicitation documents. The consenting holders received a fee of 4% of the principal balance. Subsequently, during May and June 2001, the Company had also repurchased $31,444,000 of the Senior Notes from non-consenting holders.

Notes to Consolidated Financial Statements (continued)

In June 2001, General William Lyon, Chairman and Chief Executive Officer of the Company, and a trust for which his son William Harwell Lyon is a beneficiary, purchased from the Company at par $30,000,000 of the 12$^1/_2$% Senior Notes. William H. McFarland, another member of the Company's Board of Directors, purchased from the Company at par $1.0 million of the 12$^1/_2$% Senior Notes. In parity with holders consenting during the consent solicitation, these Directors received a consent fee of 4% of the principal balance and consented to the amendments effected by the Company's consent solicitation statement dated February 28, 2001.

In July 2001, the Company repaid all of the remaining 12$^1/_2$% Senior Notes which matured on July 1, 2001 amounting to $5,893,000.

A portion of the net proceeds of the Company's offering of 10$^3/_4$% Senior Notes (see above) was used to repay all of the Company's 12$^1/_2$% Senior Notes, including $30,000,000 in principal amount held by General William Lyon, Chairman and Chief Executive Officer, and the trust of which his son, William H. Lyon, is the sole beneficiary, $2,323,000 held by Wade H. Cable, President and Chief Operating Officer, and $1,000,000 held by William H. McFarland, a director.

7$^1/_2$% Senior Notes

On February 6, 2004, the Company's wholly-owned subsidiary, William Lyon Homes, Inc., a California corporation, ("California Lyon") closed its offering of $150,000,000 principal amount of 7$^1/_2$% Senior Notes due 2014. The notes were sold pursuant to Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The notes have not and will not be registered under the Securities Act of 1933 and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes were issued at par, resulting in net proceeds to the Company of approximately $147,600,000. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes ("Exchange Notes") having substantially identical terms. If California Lyon does not comply with its agreement regarding the registration and exchange of the notes with the Exchange Notes, additional interest on the notes will be payable on the interest payment dates.

The 7$^1/_2$% Senior Notes due February 15, 2014 are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by Delaware Lyon and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the notes and the guarantees, but are effectively subordinated to all of the Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness. Interest on the 7$^1/_2$% Senior Notes is payable on February 15 and August 15 of each year.

Except as set forth in the Indenture governing the 7$^1/_2$% Senior Notes ("7$^1/_2$% Senior Notes Indenture"), the 7$^1/_2$% Senior Notes are not redeemable prior to February 15, 2009. Thereafter, the 7$^1/_2$% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before February 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.50% of the principal amount, plus accrued and unpaid interest, if any.

Upon a change of control as described in the 7$^1/_2$% Senior Notes Indenture, California Lyon may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75.0 million for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of the notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

Notes to Consolidated Financial Statements (continued)

The $7\frac{1}{2}\%$ Senior Notes Indenture contains covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (ix) consolidate, merge or sell all or substantially all of Delaware Lyon's and California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the $7\frac{1}{2}\%$ Senior Notes Indenture.

The foregoing summary is not a complete description of the $7\frac{1}{2}\%$ Senior Notes and is qualified in its entirety by reference to the $7\frac{1}{2}\%$ Senior Notes Indenture.

The net proceeds of the offering were used to repay $70,000,000 of the outstanding balance on the revolving credit facilities and $21,500,000 of a construction note payable, together with $300,000 of accrued interest. The remaining proceeds will be used to pay fees and commissions related to the offering and for other general corporate purposes.

Supplemental consolidating financial information of the Company, specifically including information for California Lyon, the issuer of the $10\frac{3}{4}\%$ Senior Notes and the $7\frac{1}{2}\%$ Senior Notes, and Delaware Lyon and the guarantor subsidiaries is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of California Lyon and the guarantor subsidiaries are not provided, as the consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of assets held and the operations of the combined groups.

Notes to Consolidated Financial Statements (continued)

Consolidating Balance Sheet (in thousands):

	December 31, 2003					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Assets						
Cash and cash equivalents	$ —	$ 13,684	$ 4,207	$ 6,246	$ —	$ 24,137
Receivables	—	22,215	21,213	2,783	—	46,211
Real estate inventories	—	538,910	1,094	158,043	—	698,047
Investments in and advances to unconsolidated joint ventures	—	45,613	—	—	—	45,613
Property and equipment, net	—	800	825	—	—	1,625
Deferred loan costs	—	9,041	—	—	—	9,041
Goodwill	—	5,896	—	—	—	5,896
Other assets	—	7,975	1,170	—	—	9,145
Investments in subsidiaries	252,040	105,495	—	—	(357,535)	—
Intercompany receivables	—	1,190	69,830	—	(71,020)	—
	$252,040	$750,819	$98,339	$167,072	$(428,555)	$839,715
Liabilities and Stockholders' Equity						
Accounts payable	$ —	$ 30,635	$ 421	$ 4,641	$ —	$ 35,697
Accrued expenses	—	77,888	3,909	948	—	82,745
Notes payable	—	49,176	9,621	21,534	—	80,331
10¾% Senior Notes	—	246,406	—	—	—	246,406
Intercompany payables	—	69,830	1,190	—	(71,020)	—
Total liabilities	—	473,935	15,141	27,123	(71,020)	445,179
Minority interest in consolidated joint ventures	—	41,101	—	101,395	—	142,496
Stockholders' equity	252,040	235,783	83,198	38,554	(357,535)	252,040
	$252,040	$750,819	$98,339	$167,072	$(428,555)	$839,715

Notes to Consolidated Financial Statements (continued)

Consolidating Balance Sheet (in thousands):

	December 31, 2002					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Assets						
Cash and cash equivalents	$ —	$ 11,524	$ 2,071	$ 3,099	$ —	$ 16,694
Receivables	—	8,657	19,941	136	—	28,734
Real estate inventories	—	389,010	1,094	101,848	—	491,952
Investments in and advances to unconsolidated joint ventures	—	64,540	864	—	—	65,404
Property and equipment, net	—	1,177	954	—	—	2,131
Deferred loan costs	586	755	—	—	—	1,341
Goodwill	—	5,896	—	—	—	5,896
Other assets	—	5,303	126	—	—	5,429
Investments in subsidiaries	180,033	83,834	—	—	(263,867)	—
Intercompany receivables	79,308	9,149	77,287	—	(165,744)	—
	$259,927	$579,845	$102,337	$105,083	$(429,611)	$617,581
Liabilities and Stockholders' Equity						
Accounts payable	$ —	$ 28,363	$ 1,574	$ 4,944	$ —	$ 34,881
Accrued expenses	—	49,130	5,007	175	—	54,312
Notes payable	—	177,647	18,139	—	—	195,786
12½% Senior Notes	70,279	—	—	—	—	70,279
Intercompany payables	7,972	156,596	1,176	—	(165,744)	—
Total liabilities	78,251	411,736	25,896	5,119	(165,744)	355,258
Minority interest in consolidated joint ventures	—	—	—	80,647	—	80,647
Stockholders' equity	181,676	168,109	76,441	19,317	(263,867)	181,676
	$259,927	$579,845	$102,337	$105,083	$(429,611)	$617,581

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2003					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue						
Sales	$ —	$ 811,342	$ 67,772	$ 138,638	$(129,439)	$ 888,313
Management fees	—	9,490	—	—	—	9,490
	—	820,832	67,772	138,638	(129,439)	897,803
Operating costs						
Cost of sales	—	(659,473)	(60,277)	(115,600)	107,696	(727,654)
Sales and marketing	—	(26,856)	(3,052)	(1,344)	—	(31,252)
General and administrative	—	(50,105)	(210)	—	—	(50,315)
	—	(736,434)	(63,539)	(116,944)	107,696	(809,221)
Equity in income of unconsolidated joint ventures	—	31,236	—	—	—	31,236
Income from subsidiaries	72,137	2,604	—	—	(74,741)	—
Operating income	72,137	118,238	4,233	21,694	(96,484)	119,818
Other income, net	—	1,041	2,524	998	—	4,563
Minority equity in income of consolidated joint ventures	—	(429)	—	(22,172)	22,172	(429)
Income before provisions for income taxes	72,137	118,850	6,757	520	(74,312)	123,952
Provision for income taxes	—	(51,475)	—	(340)	—	(51,815)
Net income	$72,137	$ 67,375	$ 6,757	$ 180	$ (74,312)	$ 72,137

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2002					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue						
Sales	$ —	$ 427,492	$ 85,550	$ 98,146	$ (8,778)	$ 602,410
Management fees	—	10,892	—	—	—	10,892
	—	438,384	85,550	98,146	(8,778)	613,302
Operating costs						
Cost of sales	—	(367,757)	(73,057)	(81,636)	8,716	(513,734)
Sales and marketing	—	(19,337)	(3,395)	(130)	—	(22,862)
General and administrative	—	(39,015)	(319)	(32)	—	(39,366)
	—	(426,109)	(76,771)	(81,798)	8,716	(575,962)
Equity in income of unconsolidated joint ventures	—	27,748	—	—	—	27,748
Income from subsidiaries	49,511	7,043	—	—	(56,554)	—
Operating income	49,511	47,066	8,779	16,348	(56,616)	65,088
Other income, net	—	(196)	2,169	720	—	2,693
Minority equity in income of consolidated joint ventures	—	—	—	(16,447)	16,447	—
Income before income taxes	49,511	46,870	10,948	621	(40,169)	67,781
Provision for income taxes	—	(18,020)	—	(250)	—	(18,270)
Net income	$49,511	$ 28,850	$ 10,948	$ 371	$(40,169)	$ 49,511

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2001					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue						
Sales	$ —	$ 404,000	$ 55,056	$ —	$ —	$ 459,056
Management fees	—	9,127	—	—	—	9,127
	—	413,127	55,056	—	—	468,183
Operating costs						
Cost of sales	—	(339,970)	(47,796)	—	—	(387,766)
Sales and marketing	—	(15,747)	(2,398)	(4)	—	(18,149)
General and administrative	—	(36,872)	(297)	(2)	—	(37,171)
Amoritzation of goodwill	—	(1,242)	—	—	—	(1,242)
	—	(393,831)	(50,491)	(6)	—	(444,328)
Equity in income of unconsolidated joint ventures	—	22,414	(30)	—	—	22,384
Income from subsidiaries	47,678	4,614	—	—	(52,292)	—
Operating income (loss)	47,678	46,324	4,535	(6)	(52,292)	46,239
Interest expense, net amounts capitalized	—	(227)	—	—	—	(227)
Other income, net	—	4,264	2,752	497	—	7,513
Income (loss) before income taxes	47,678	50,361	7,287	491	(52,292)	53,525
Provision for income taxes	—	(5,648)	—	(199)	—	(5,847)
Net income	$47,678	$ 44,713	$ 7,287	$ 292	$(52,292)	$ 47,678

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2003					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:						
Net income	$ 72,137	$ 67,375	$ 6,757	$ 180	$(74,312)	$ 72,137
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Depreciation and amortization	—	668	414	—	—	1,082
Equity in income of unconsolidated joint ventures	—	(31,236)	—	—	—	(31,236)
Equity in earnings of subsidiaries	(72,137)	(2,604)	—	—	74,741	—
Minority equity in income of consolidated joint ventures	—	429	—	22,172	(22,172)	429
Provision for income taxes	—	51,475	—	340	—	51,815
Net changes in operating assets and liabilities:						
Receivables	—	(14,466)	1,087	(2,647)	—	(16,026)
Intercompany receivables/payables	(586)	586	7,457	—	(7,457)	—
Real estate inventories	—	(171,261)	—	(34,661)	—	(205,922)
Deferred loan costs	586	(8,286)	—	—	—	(7,700)
Other assets	—	(2,672)	(1,044)	—	—	(3,716)
Accounts payable	—	2,272	(1,153)	(303)	—	816
Accrued expenses	—	(19,603)	(1,098)	432	—	(20,269)
Net cash (used in) provided by operating activities	—	(127,323)	12,420	(14,487)	(29,200)	(158,590)

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2003					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:						
Net change in investments in and advances to unconsolidated joint ventures	—	50,163	864	—	—	51,027
Net change in mortgage notes receivable	—	908	(2,359)	—	—	(1,451)
Purchases of property and equipment	—	(291)	(285)	—	—	(576)
Investment in subsidiaries	—	(19,058)	—	—	19,058	—
Advances from (to) affiliates	75,165	(82,207)	—	—	7,042	—
Net cash provided by (used in) investing activities	75,165	(50,485)	(1,780)	—	26,100	49,000
Financing activities:						
Proceeds from borrowings on notes payable	—	726,146	379,318	—	—	1,105,464
Principal payments on notes payable	—	(833,083)	(387,836)	—	—	(1,220,919)
Repayment of 12 1/2% Senior Notes	(70,279)	—	—	—	—	(70,279)
Issuance of 10 3/4% Senior Notes	—	246,233	—	—	—	246,233
Common stock issued for exercised options	2,294	—	—	—	—	2,294
Common stock purchased	(7,180)	—	—	—	—	(7,180)
Minority interest distributions, net	—	40,672	—	(1,424)	22,172	61,420
Advances from affiliates	—	—	14	19,058	(19,072)	—
Net cash (used in) provided by financing activities	(75,165)	179,968	(8,504)	17,634	3,100	117,033
Net increase in cash and cash equivalents	—	2,160	2,136	3,147	—	7,443
Cash and cash equivalents at beginning of year	—	11,524	2,071	3,099	—	16,694
Cash and cash equivalents at end of year	$ —	$ 13,684	$ 4,207	$ 6,246	—	$ 24,137

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2002					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:						
Net income	$ 49,511	$ 28,850	$ 10,948	$ 371	$(40,169)	$ 49,511
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation and amortization	—	983	372	—	—	1,355
Equity in income of unconsolidated joint ventures	—	(27,748)	—	—	—	(27,748)
Equity in earnings of subsidiaries	(49,511)	(7,043)	—	—	56,554	—
Provision for income taxes	—	18,020	—	250	—	18,270
Net changes in operating assets and liabilities:						
Receivables	—	(3,238)	(576)	47	—	(3,767)
Intercompany receivables/payables	(1,407)	1,407	(27,920)	85,305	(57,385)	—
Real estate inventories	—	63,826	7,553	(94,505)	—	(23,126)
Deferred loan costs	1,407	83	—	—	—	1,490
Other assets	—	(2,617)	(64)	—	—	(2,681)
Accounts payable	—	3,037	494	4,936	—	8,467
Accrued expenses	—	(8,621)	3,402	(361)	—	(5,580)
Net cash provided by (used in) operating activities	—	66,939	(5,791)	(3,957)	(41,000)	16,191

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2002					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:						
Net change in investments in and advances to unconsolidated joint ventures	—	17,000	(401)	—	—	16,599
Net change in mortgage notes receivable	—	2,945	(7,153)	—	—	(4,208)
Purchases of property and equipment	—	(248)	(1,067)	—	—	(1,315)
Investment in subsidiaries	—	(26,442)	—	—	26,442	—
Advances from (to) affiliates	18,452	(59,519)	—	—	41,067	—
Net cash provided by (used in) investing activities	18,452	(66,264)	(8,621)	—	67,509	11,076
Financing activities:						
Proceeds from borrowings on notes payable	—	580,585	333,014	—	—	913,599
Principal payments on notes payable	—	(585,268)	(333,723)	(1,038)	—	(920,029)
Common stock issued for exercised options	1,118	—	—	—	—	1,118
Common stock purchased	(19,570)	—	—	—	—	(19,570)
Minority interest distributions, net	—	—	—	(5,442)	—	(5,442)
Advances from affiliates	—	—	13,333	13,176	(26,509)	—
Net cash (used in) provided by financing activities	(18,452)	(4,683)	12,624	6,696	(26,509)	(30,324)
Net (decrease) increase in cash and cash equivalents	—	(4,008)	(1,788)	2,739	—	(3,057)
Cash and cash equivalents at beginning of year	—	15,532	3,859	360	—	19,751
Cash and cash equivalents at end of year	$ —	$ 11,524	$ 2,071	$ 3,099	—	$ 16,694

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2001					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:						
Net income	$ 47,678	$ 44,713	$ 7,287	$ 292	$(52,292)	$ 47,678
Adjustments to reconcile net income to net cash provided (used in) by operating activities:						
Depreciation and amortization	—	2,397	122	—	—	2,519
Equity in income of unconsolidated joint ventures	—	(22,414)	30	—	—	(22,384)
Equity in earnings of subsidiaries	(47,678)	(4,614)	—	—	52,292	—
Provision for income taxes	—	5,648	—	199	—	5,847
Net changes in operating assets and liabilities:						
Receivables	—	3,170	(507)	(183)	—	2,480
Intercompany receivables/payables	1,812	(1,812)	(1,506)	(8)	1,514	—
Real estate inventories	—	(16,289)	(7,553)	(7,343)	—	(31,185)
Deferred loan costs	(1,812)	(265)	—	—	—	(2,077)
Other assets	—	(118)	25	—	—	(93)
Accounts payable	—	(7,269)	845	8	—	(6,416)
Accrued expenses	—	977	(515)	871	—	1,333
Net cash provided by (used in) operating activities	—	4,124	(1,772)	(6,164)	1,514	(2,298)

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2001					
	Unconsolidated					
	Delaware Lyon	California Lyon	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:						
Net change in investments in and advances to unconsolidated joint ventures	—	2,893	(493)	—	—	2,400
Net change in mortgage notes receivable	—	(2,046)	(3,823)	—	—	(5,869)
Purchases of property and equipment	—	(503)	(127)	—	—	(630)
Investment in subsidiaries	—	(1,732)	—	—	1,732	—
Advances from (to) affiliates	6,495	(4,959)	—	—	(1,536)	—
Net cash provided by (used in) investing activities	6,495	(6,347)	(4,443)	—	196	(4,099)
Financing activities:						
Proceeds from borrowings on notes payable	—	468,144	218,459	1,038	—	687,641
Principal payments on notes payable	—	(462,935)	(206,774)	—	—	(669,709)
Repurchase of 12 1/2% Senior Notes	(51,637)	—	—	—	—	(51,637)
Reissuance of 12 1/2% Senior Notes	44,715	—	—	—	—	44,715
Common stock issued for exercised options	427	—	—	—	—	427
Advances (to) from affiliates	—	—	(3,454)	5,164	(1,710)	—
Net cash (used in) provided by financing activities	(6,495)	5,209	8,231	6,202	(1,710)	11,437
Net increase in cash and cash equivalents	—	2,986	2,016	38	—	5,040
Cash and cash equivalents at beginning of year	—	12,546	1,843	322	—	14,711
Cash and cash equivalents at end of year	$ —	$ 15,532	$ 3,859	$ 360	$ —	$ 19,751

Revolving Credit Facilities

As of December 31, 2003, the Company has three revolving credit facilities which have an aggregate maximum loan commitment of $325,000,000 and mature at various dates through 2006. A $125,000,000 revolving line of credit "expires" in November 2004. After that date the Company may borrow amounts, subject to applicable borrowing base and concentration limitations, under this facility solely to complete the construction of residences begun prior to such date in approved projects funded by disbursements under this facility. The final maturity date is the earlier of the date upon which the last residence, the construction of which was financed with proceeds of this loan, is sold or the date upon which such last residence is excluded from the borrowing base by the passage of time under this facility. Of the $125,000,000 maximum commitment amount, $25,000,000 is not available for disbursement and the loan amount is limited to $100,000,000 until the lender consents, which consent may be withheld in its sole discretion, to make such funds available. A $150,000,000 revolving line of credit finally matures in September 2006, although after September 2004, advances under this facility may only be made to complete projects approved on or before such date. A $50,000,000 bank revolving line of credit initially "matures" in September 2004, after which the amounts available for borrowing begin to reduce with a final maturity date of September 2006. Availability under each credit facility is subject not only to the maximum amount committed under the respective facility, but also to both various borrowing base and concentration limitations. The borrowing base limits lender advances to certain agreed percentages of asset value. The allowed percentage generally increases as the asset progresses from land under development to residence subject to contract of sale. Advances for each type of collateral become due in whole or in part, subject to possible re-borrowing, and/or the collateral becomes excluded from the borrowing base, after a specified period or earlier upon sale. Concentration limitations further restrict availability under the credit facilities. The effect of these borrowing base and concentration limitations essentially is to mandate minimum levels of the Company's investment in a project, with higher percentages of investment required at earlier phases of a project, and with greater absolute dollar amounts of investment required as a project progresses. Each revolving credit facility is secured by deeds of trust on the real property and improvements thereon owned by the Company in the subdivision project(s) approved by the respective lender, as well as pledges of all net sale proceeds, related contracts and other ancillary property. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2003, $49,175,000 was outstanding under these credit facilities, with a weighted-average interest rate of 4.375%, and the undrawn availability was $205,500,000 as limited by the Company's borrowing base calculation. The Company has provided an unsecured environmental indemnity in favor of the lender under the $125,000,000 bank line of credit (see Note 10.).

Under the revolving credit facilities, the Company is required to comply with a number of covenants, the most restrictive of which require the Company to maintain: (i) a tangible net worth, as defined of $120,000,000 adjusted upwards quarterly by 50% of the Company's net income after March 31, 2002; (ii) a ratio of total liabilities to tangible net worth, each as defined, of less than 3.25 to 1.0; and (iii) minimum liquidity, as defined of at least $10,000,000. These facilities include a number of other covenants with respect to such matters as the posting of cash or letters of credit in certain circumstances, the application or deposit of excess net sales proceeds, maintenance of specified ratios, limitations on investments in joint ventures, maintenance of fixed charge coverages, stock ownership changes, and lot ownership.

As a common practice required by commercial lenders, the Company is obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at any time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. The entire revolving credit facilities balance is subject to these obligations as of December 31, 2003.

Notes to Consolidated Financial Statements (continued)

Construction Notes Payable

At December 31, 2003, the Company had a construction note payable amounting to $21,534,000 related to a real estate project. The note was due on or before April 2, 2004 with interest at a rate of prime plus 0.5% at December 31, 2003. A portion of the net proceeds of the offering of $7^1/_2$% Senior Notes (see above) was used to repay this note in full.

Revolving Mortgage Warehouse Credit Facility

The Company, through its mortgage subsidiary and one of its unconsolidated joint ventures, has entered into two revolving mortgage warehouse credit facilities with banks to fund its mortgage origination operations. The original credit facility, which matures in May 2004, provides for revolving loans of up to $20,000,000 outstanding, $10,000,000 of which is committed (lender obligated to lend if stated conditions are satisfied) and $10,000,000 of which is not committed (lender advances are optional even if stated conditions are otherwise satisfied). On August 29, 2003, the Company's mortgage subsidiary and one of its unconsolidated joint ventures entered into an additional $10,000,000 credit facility which matures in August 2004. Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. The facilities are secured by substantially all of the assets of each of the borrowers, including the mortgage loans held for sale, all rights of each of the borrowers with respect to contractual obligations of third party investors to purchase such mortgage loans, and all proceeds of sale of such mortgage loans. The facilities, which have LIBOR based pricing, also contain certain financial covenants requiring the borrowers to maintain minimum tangible net worth, leverage, profitability and liquidity. These facilities are non-recourse and are not guaranteed by the Company. At December 31,2003 the outstanding balance under these facilities was $9,622,000.

Prime Interest Rates

The prime interest rates at December 31, 2003, 2002 and 2001 were 4.00%, 4.25% and 4.75%, respectively. The weighted-average prime interest rates for each of the three years ended December 31, 2003, 2002 and 2001 were 4.12%, 4.67% and 6.91%, respectively.

Note 7 – Stockholders' Equity

Stock Repurchase

On September 20, 2001, the Company announced that the Company's Board of Directors had authorized a program to repurchase up to 20% of the Company's outstanding common shares. Under the plan, the stock will be purchased in the open market or privately negotiated transactions from time to time in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The timing and amounts of any purchases will be as determined by the Company's management from time to time or may be suspended at any time or from time to time without prior notice, depending on market conditions and other factors they deem relevant. The repurchased shares may be held as treasury stock and used for general corporate purchases or cancelled. As of December 31, 2003, 1,218,400 shares had been purchased and retired under this program for an aggregate purchase price of $26,750,000.

Stock Option Plans

Effective on May 9, 2000, the Company's Board of Directors approved the William Lyon Homes 2000 Stock Incentive Plan (the "Plan") and authorized an initial 1,000,000 shares of common stock to be reserved for issuance under the Plan. Under the Plan, options may be granted from time to time to key employees, officers, directors, consultants and advisors of the Company. The Plan is administered by the Stock Option Committee of the Board of Directors (the "Committee"). The Committee is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for options will not be less than 100% of the fair market value of a share of common stock on the date the option is granted. The options will be exercisable for a term determined by the Committee, not to exceed ten years from the date of grant, and vest as follows: one year from date of grant —$33^1/_3$%; two years from date of grant —$33^1/_3$%; and three years from date of grant —$33^1/_3$%.

Effective on May 9, 2000, the Company issued options under the William Lyon Homes 2000 Stock Incentive Plan to purchase a total of 627,500 shares of common stock at $8.6875 per share. During the year ended December 31, 2001, the Company issued additional options under the William Lyon Homes 2000 Stock Incentive Plan to purchase 12,500 shares of common stock at $9.10 per share and 20,000 shares of common stock at a price of $13.00 per share. During the years ended December 31, 2003, 2002 and 2001, certain officers and directors exercised options to purchase 240,359, 102,504 and 49,176 shares, respectively, of the Company's common stock at a price of $8.6875 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. During the years ended December 31, 2003 and 2002, certain officers exercised options to purchase 10,000 and 3,334 shares, respectively, of the Company's common stock at a price of $13.00 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. During the year ended December 31, 2003 an officer exercised options to purchase 8,334 shares of the Company's common stock at a price of $9.10. As of December 31, 2003, 56,666 options have been forfeited and 189,627 options remain unexercised. The unexercised options are as follows: 178,795 options priced at $8.6875, 4,166 options priced at $9.10, and 6,666 options priced at $13.00. All unexercised options expire on May 9, 2010.

During the year ended December 31, 2002, certain officers exercised options to purchase 13,912 shares of the Company's common stock at a price of $5.00 per share in accordance with the Company's 1991 Stock Option Plan, as amended. During the year ended December 31, 2002, certain officers exercised options to purchase 7,998 shares of the Company's common stock at a price of $14.375 per share in accordance with the Company's 1991 Stock Option Plan, as amended. As of December 31, 2002, there were no outstanding options to purchase common stock under the Company's 1991 Stock Option Plan.

Pursuant to the provisions of Statement No. 123, issued in October 1995, the Company has elected to continue applying the methodology prescribed by APB No. 25 and related interpretations to account for outstanding stock options. Accordingly, no compensation cost has been recognized in the financial statements related to stock options awarded to officers, directors and employees under the Plan. As required by Statement No. 123, for disclosure purposes only, the Company has measured the amount of compensation cost which would have been recognized related to stock options had the fair value of the options at the date of grant been used for accounting purposes which is summarized in Note 1. The Company estimated the fair value of the stock options issued in 2000 at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.83%; a dividend yield of 0.00%; a volatility factor for the market price of the Company's common stock of 0.645; and a weighted average expected life of seven years for the stock options. The Company estimated the fair value of the stock options issued in 2001 at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.00%; a dividend yield of 0.00%; a volatility factor for the market price of the Company's common stock of 0.618; and a weighted average expected life of seven years for the stock options.

Notes to Consolidated Financial Statements (continued)

Incentive Compensation Plan

The Company's Board of Directors has approved a Cash Bonus Plan for all of the Company's full-time, salaried employees, including the Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Financial Officer ("CFO"), Division Presidents, Executives, Managers, Field Construction Staff, and certain other employees. Under the terms of this plan, the CEO, the COO, and the CFO are eligible to receive bonuses based upon specified percentages of the Company's pre-tax, pre-bonus income. Division Presidents are eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants are eligible to receive bonuses based upon specified percentages of a bonus pool consisting of a specified percentage of pre-tax, pre-bonus income. Awards are recorded in the period earned, but are paid out over two years, with 75% paid out following the determination of bonus awards, and 25% paid out one year later. The deferred amount will be forfeited in the event of termination for any reason except retirement, death or disability.

Executive Deferred Compensation Plan

Effective on February 11, 2002, the Company implemented a deferred compensation plan which allows certain officers and employees to defer a portion of total income (base salary and bonuses). The deferral amount can be up to 20% of total income with a minimum of $10,000 annually. The Company must accrue the deferred compensation liability but cannot deduct such amounts for income tax purposes until actually paid to the employee.

Note 8 – Income Taxes

The following summarizes the provision for income taxes (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Current			
Federal	$(45,123)	$(23,525)	$ 2,467
State	(10,286)	(6,038)	(3,318)
	(55,409)	(29,563)	(851)
Deferred			
Federal	2,985	9,656	(3,989)
State	609	1,637	(1,007)
	3,594	11,293	(4,996)
	$(51,815)	$(18,270)	$(5,847)

Income taxes differ from the amounts computed by applying the applicable Federal statutory rates due to the following (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Provision for Federal income taxes at the statutory rate	$(43,420)	$(23,723)	$(18,734)
Provision for state income taxes, net of Federal income tax benefits	(6,044)	(2,860)	(2,811)
Valuation allowance for deferred tax asset	—	8,348	15,490
Other	(2,351)	(35)	208
	$(51,815)	$(18,270)	$ (5,847)

Notes to Consolidated Financial Statements (continued)

Temporary differences giving rise to deferred income taxes consist of the following (in thousands):

	Year Ended December 31,	
	2003	2002
Deferred tax assets		
Reserves deducted for financial reporting purposes not allowable for tax purposes	$ 4,754	$ 3,880
Compensation deductible for tax purposes when paid	4,702	2,802
Interest expensed for financial reporting purposes and capped for tax purposes	14	104
Net operating loss and alternative minimum tax credit carryovers	698	1,830
State income tax provisions deductible when paid for Federal tax purposes	2,550	1,780
Effect of book/tax differences for joint ventures	394	410
	13,112	10,806
Deferred tax liabilities		
Effect of book/tax differences for joint ventures	(3,221)	(4,509)
	$ 9,891	$ 6,297

During the year ended December 31, 2003, income tax benefits of $3,113,000 related to stock option exercises were excluded from the results of operations and credited to additional paid-in capital.

The elimination during 2002 of the remaining valuation allowances for deferred tax assets reduced the Company's estimated overall effective tax rate for the year ended December 31, 2002 from 39.3% to 27.0%. The estimated overall effective tax rate for the year ending December 31, 2003 is 41.8%. At December 31, 2003 the Company has net operating loss carryforwards for Federal tax purposes of approximately $1,994,000 which expire in 2009. In addition, unused recognized built-in losses in the amount of $23,891,000 are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3,235,000 of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011. The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

Note 9 – Related Party Transactions

A portion of the net proceeds of the Company's offering of 10³/₄% Senior Notes (see Note 6) was used to repay all of the Company's 12¹/₂% Senior Notes, including $30,000,000 in principal amount held by General William Lyon, Chairman and Chief Executive Officer, and the trust of which his son, William H. Lyon, is the sole beneficiary, $2,323,000 held by Wade H. Cable, President and Chief Operating Officer, and $1,000,000 held by William H. McFarland, a director. See Note 6 for description of the transactions between the Company and certain of the Company's Board of Directors with respect to the 12¹/₂% Senior Notes.

The Company purchased real estate projects for a total purchase price of $8,468,000 during the year ended December 31, 2000 from entities controlled by William Lyon and William H. Lyon. In addition, one-half of the net profits in excess of six to eight percent from the development are to be paid to the seller. During the year ended December 31, 2003 and 2002, $0 and $1,770,000, respectively was paid to the seller in accordance with the agreement.

Notes to Consolidated Financial Statements (continued)

On October 26, 2000, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by William Lyon and William H. Lyon. The terms of the purchase agreement provide for an initial option payment of $1,000,000 and a rolling option takedown of the lots. Phase takedowns of approximately 20 lots each are anticipated to occur at two to three month intervals for each of several product types through September 2004. In addition, one-half of the net profits in excess of six percent from the development are to be paid to the seller. During the years ended December 31, 2003, 2002 and 2001, the Company purchased 72, 183 and 143 lots, respectively, under this agreement for a total purchase price of $2,507,000, $4,150,000 and $2,777,000, respectively. During the year ended December 31, 2003, there were no payments made for one-half of the net profits in excess of six percent from the development and during the year ended December 31, 2002, payments were made in the amount of $1,614,000. This land acquisition qualified as an affiliate transaction under the Company's 12½% Senior Notes due July 1, 2003 Indenture dated as of June 29, 1994, as amended ("Indenture"). Pursuant to the terms of the Indenture, the Company determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company delivered to the Trustee under the Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition was approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company delivered to the Trustee under the Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

On July 9, 2002, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from William Lyon. The terms of the purchase agreement provide for an initial deposit of $3,300,000 (paid on July 23, 2002) and monthly option payments of 11.5% on the seller's outstanding investment. Such option payments entitle the Company to phase takedowns of approximately 14 lots each, which are anticipated to occur at one to two month intervals through December 2003. As of December 31, 2003 and 2002, 85 and 16 lots have been purchased under this agreement for a purchase price of $9,834,000 and $1,851,000, respectively. Had the Company purchased the property directly, the acquisition would have qualified as an affiliate transaction under the Indenture. Even though the Company's agreement is not with William Lyon, the Company chose to treat it as an affiliate transaction. Pursuant to the terms of the Indenture, the Company determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company delivered to the Trustee under the Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition was approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company has delivered to the Trustee under the Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

The Company purchased land for a total purchase price of $8,440,000, $17,079,000 and $5,371,000 during the years ended December 31, 2003, 2002 and 2001, respectively, from certain of its unconsolidated joint ventures.

For the years ended December 31, 2003, 2002 and 2001, the Company incurred reimbursable on-site labor costs of $277,000, $178,000 and $175,000, respectively, for providing customer service to real estate projects developed by entities controlled by William Lyon and William H. Lyon, of which $25,000 and $72,000 was due to the Company at December 31, 2003 and 2002, respectively. In addition, the Company earned fees of $109,000, $99,000 and $108,000, respectively, for tax and accounting services performed for entities controlled by William Lyon and William H. Lyon during the years ended December 31, 2003, 2002 and 2001.

For the years ended December 31, 2003, 2002 and 2001, the Company incurred charges of $753,000, $729,000 and $729,000, respectively, related to rent on its corporate office, from a trust of which William H. Lyon is the sole beneficiary.

During the years ended December 31, 2003, 2002 and 2001, the Company incurred charges of $250,000, $177,000 and $201,000, respectively, related to the charter and use of aircraft owned by an affiliate of William Lyon, of which $19,000 was due to the Company at December 31, 2003.

The Company offers home mortgage loans to its employees and directors through its mortgage company subsidiary, Duxford Financial, Inc. These loans are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features and are sold to investors typically within 7 to 15 days.

Note 10 – Commitments and Contingencies

The Company's commitments and contingent liabilities include the usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position.

The Company is a defendant in various lawsuits related to its normal business activities. In the opinion of management, disposition of the various lawsuits will have no material effect on the consolidated financial statements of the Company.

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers its right in such purchase agreements to entities owned by third parties (land banking arrangements). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit equal to 20% or less of the total purchase price. Additionally, the Company may be subject to other penalties if lots are not acquired. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and be subject to penalties if the lots are not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. As described in Note 2, a recently adopted accounting interpretation required the consolidation of the assets, liabilities and operations of one of the Company's land banking arrangements created after January 31, 2003. As of March 31, 2004, the interpretation will likely require the consolidation of the assets, liabilities and operations on a prospective basis of the six remaining unconsolidated land banking arrangements created prior to February 1, 2003 (see Notes 2 and 3). The deposits and penalties related to the six land banking projects created prior to February 1, 2003 have been recorded in the accompanying consolidated balance sheet. The financial statements of these six entities are not consolidated with the Company's consolidated financial statements. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general

Notes to Consolidated Financial Statements (continued)

housing market conditions and geographic preferences. Summary information with respect to the Company 's unconsolidated land banking arrangements is as follows as of December 31, 2003 (dollars in thousands):

Total number of land banking projects	6
Total number of lots	1,149
Total purchase price	$108,958
Balance of lots still under option and not purchased:	
Number of lots	588
Purchase Price	$ 41,997
Forfeited deposits and penalties if lots are not purchased	$ 18,107

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements. As a land owner benefited by these improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. Assessment district bonds issued after May 21, 1992 are accounted for under the provisions of 91-10, "Accounting for Special Assessment and Tax Increment Financing Entities" issued by the Emerging Issues Task Force of the Financial Accounting Standards Board on May 21, 1992, and recorded as liabilities in the Company's consolidated balance sheet, if the amounts are fixed and determinable.

As of December 31, 2003, the Company had $38,400,000 of outstanding irrevocable standby letters of credit to guarantee the Company's financial obligations under certain land banking arrangements and other contractual arrangements in the normal course of business. Letters of credit totaling $9,289,000 related to land banking arrangements are recorded on the accompanying balance sheet. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation. These letters of credit have a stated term of 12 months and have varying maturities throughout 2004, at which time the Company may be required to renew to coincide with the term of the respective arrangement.

The Company also had outstanding performance and surety bonds related principally to its obligations for site improvements at various projects at December 31, 2003. The Company does not believe that draws upon these bonds, if any, will have a material effect on the Company's financial position, results of operations or cash flows.

The Company has provided unsecured environmental indemnities to certain lenders, joint venture partners and land sellers. In each case, the Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

See Notes 5 and 6 for additional information relating to the Company's guarantee arrangements.

Notes to Consolidated Financial Statements (continued)

Note 11—Unaudited Summarized Quarterly Financial Information

Summarized unaudited quarterly financial information for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands except per common share amounts):

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Sales	$ 70,423	$ 156,681	$ 212,598	$ 448,611
Other income, costs and expenses, net	(62,162)	(133,345)	(188,197)	(380,657)
Income before provision for income taxes	8,261	23,336	24,401	67,954
Provision for income taxes	(3,379)	(9,544)	(9,534)	(29,358)
Net income	$ 4,882	$ 13,792	$ 14,867	$ 38,596
Basic earnings per common share	$ 0.50	$ 1.40	$ 1.52	$ 3.95
Diluted earnings per common share	$ 0.49	$ 1.38	$ 1.49	$ 3.89

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Sales	$ 90,149	$ 127,417	$ 182,998	$ 201,846
Other income, costs and expenses, net	(86,359)	(117,559)	(164,036)	(166,675)
Income before provision for income taxes	3,790	9,858	18,962	35,171
Provision for income taxes	(677)	(2,826)	(5,212)	(9,555)
Net income	$ 3,113	$ 7,032	$ 13,750	$ 25,616
Basic earnings per common share	$ 0.30	$ 0.68	$ 1.34	$ 2.63
Diluted earnings per common share	$ 0.29	$ 0.66	$ 1.30	$ 2.56

	Three Months Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Sales	$ 72,455	$105,222	$107,629	$ 173,750
Other income, costs and expenses, net	(65,662)	(94,467)	(94,483)	(150,919)
Income before provision for income taxes	6,793	10,755	13,146	22,831
Provision for income taxes	(712)	(1,137)	(1,468)	(2,530)
Net income	$ 6,081	$ 9,618	$ 11,678	$ 20,301
Basic earnings per common share	$ 0.58	$ 0.91	$ 1.10	$ 1.91
Diluted earnings per common share	$ 0.57	$ 0.90	$ 1.08	$ 1.89

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of results of operations and financial condition should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 10-K. As used herein, "on a combined basis" means the total of operations in consolidated projects and unconsolidated joint ventures.

The Company is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Since the founding of its predecessor in 1956, on a combined basis the Company has sold over 59,000 homes. The Company conducts its homebuilding operations through five geographic divisions: Southern California, San Diego, Northern California, Arizona and Nevada. The Company believes that it is well positioned for future growth in all of its markets. For the year ended December 31, 2003, on a combined basis, the Company had revenues from home sales of $1.2 billion and delivered 2,804 homes.

As of December 31, 2003, the Company and certain of its subsidiaries were general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully in Note 2 to "Notes to Consolidated Financial Statements", in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as amended ("Interpretation No. 46"), six joint ventures created after January 31, 2003 have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these six joint ventures have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended.

The financial statements of joint ventures in which the Company has a 50% or less voting or economic interest (and thus are not controlled by the Company) and which were created prior to February 1, 2003, and the financial statements of joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method. Income allocations and cash distributions to the Company from joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 2 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the six joint ventures whose financial statements have been consolidated with the Company's financial statements. See Note 5 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the unconsolidated joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

Results of Operations

Selected financial and operating information for the Company and its consolidated projects and unconsolidated joint ventures as of and for the periods presented is as follows:

	As of and for the Year Ended December 31, 2003		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Selected Financial Information (dollars in thousands)			
Homes closed	2,149	655	2,804
Home sales revenue	$ 866,657	$ 317,109	$1,183,766
Cost of sales	(714,385)	(248,252)	(962,637)
Gross margin	$ 152,272	$ 68,857	$ 221,129
Gross margin percentage	17.6%	21.7%	18.7%
Number of homes closed			
California	1,271	655	1,926
Arizona	319	—	319
Nevada	559	—	559
Total	2,149	655	2,804
Average sales price			
California	$ 498,700	$ 484,100	$ 493,800
Arizona	211,300	—	211,300
Nevada	295,900	—	295,900
Total	$ 403,300	$ 484,100	$ 422,200
Number of net new home orders			
California	1,660	697	2,357
Arizona	389	—	389
Nevada	697	—	697
Total	2,746	697	3,443
Average number of sales locations during period			
California	19	9	28
Arizona	6	—	6
Nevada	6	—	6
Total	31	9	40

	As of and for Year Ended December 31, 2003		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Backlog of homes sold but not closed at end of period			
California	589	237	826
Arizona	207	—	207
Nevada	233	—	233
Total	1,029	237	1,266
Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands)			
California	$355,128	$119,509	$474,637
Arizona	47,228	—	47,228
Nevada	73,315	—	73,315
Total	$475,671	$119,509	$595,180
Lots controlled at end of year			
Owned lots			
California	2,248	1,142	3,390
Arizona	1,486	—	1,486
Nevada	1,298	—	1,298
Total	5,032	1,142	6,174
Optioned lots(1)			
California			4,835
Arizona			4,253
Nevada			2,910
Total			11,998
Total lots controlled			
California			8,225
Arizona			5,739
Nevada			4,208
Total			18,172

	As of and for the Year Ended December 31, 2002		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Selected Financial Information (dollars in thousands)			
Homes closed	1,740	782	2,522
Home sales revenue	$ 593,762	$ 362,697	$ 956,459
Cost of sales	(504,330)	(298,838)	(803,168)
Gross margin	$ 89,432	$ 63,859	$ 153,291
Gross margin percentage	15.1%	17.6%	16.0%
Number of homes closed			
California	1,116	782	1,898
Arizona	270	—	270
Nevada	354	—	354
Total	1,740	782	2,522
Average sales price			
California	$ 387,900	$ 463,800	$ 419,200
Arizona	212,800	—	212,800
Nevada	292,200	—	292,200
Total	$ 341,200	$ 463,800	$ 379,200
Number of net new home orders			
California	1,117	880	1,997
Arizona	289	—	289
Nevada	321	—	321
Total	1,727	880	2,607
Average number of sales locations during period			
California	15	10	25
Arizona	6	—	6
Nevada	4	—	4
Total	25	10	35

	As of and for Year Ended December 31, 2002		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Backlog of homes sold but not closed at end of period			
California	200	195	395
Arizona	137	—	137
Nevada	95	—	95
Total	432	195	627
Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands)			
California	$99,078	$96,160	$195,238
Arizona	30,206	—	30,206
Nevada	33,679	—	33,679
Total	$162,963	$96,160	$259,123
Lots controlled at end of year			
Owned lots			
California	2,174	1,439	3,613
Arizona	963	—	963
Nevada	1,534	—	1,534
Total	4,671	1,439	6,110
Optioned lots(1)			
California			2,953
Arizona			4,462
Nevada			198
Total			7,613
Total lots controlled			
California			6,566
Arizona			5,425
Nevada			1,732
Total			13,723

	As of and for the Year Ended December 31, 2001		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Selected Financial Information (dollars in thousands)			
Homes closed	1,861	705	2,566
Home sales revenue	$ 452,002	$ 316,098	$ 768,100
Cost of sales	(382,608)	(258,997)	(641,605)
Gross margin	$ 69,394	$ 57,101	$ 126,495
Gross margin percentage	15.4%	18.1%	16.5%
Number of homes closed			
California	1,087	705	1,792
Arizona	298	—	298
Nevada	476	—	476
Total	1,861	705	2,566
Average sales price			
California	$ 281,300	$ 448,400	$ 347,100
Arizona	150,200	—	150,200
Nevada	213,100	—	213,100
Total	$ 242,900	$ 448,400	$ 299,300
Number of net new home orders			
California	1,080	618	1,698
Arizona	336	—	336
Nevada	507	—	507
Total	1,923	618	2,541
Average number of sales locations during period			
California	15	13	28
Arizona	6	—	6
Nevada	6	—	6
Total	27	13	40

	As of and for Year Ended December 31, 2001		
	Consolidated	Unconsolidated Joint Ventures	Combined Total
Backlog of homes sold but not closed at end of period			
California	199	97	296
Arizona	118	—	118
Nevada	128	—	128
Total	445	97	542
Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands)			
California	$ 68,013	$50,115	$118,128
Arizona	24,523	—	24,523
Nevada	33,880	—	33,880
Total	$126,416	$50,115	$176,531
Lots controlled at end of year			
Owned lots			
California	1,578	2,027	3,605
Arizona	923	—	923
Nevada	378	—	378
Total	2,879	2,027	4,906
Optioned lots(1)			
California			1,156
Arizona			1,859
Nevada			446
Total			3,461
Total lots controlled			
California			4,761
Arizona			2,782
Nevada			824
Total			8,367

(1) Optioned lots may be purchased by the Company as consolidated projects or may be purchased by newly formed unconsolidated joint ventures.

On a combined basis, the number of net new home orders for the year ended December 31, 2003 increased 32.1% to 3,443 homes from 2,607 homes for the year ended December 31, 2002. The number of homes closed for the year ended December 31, 2003 increased 11.2% to 2,804 homes from 2,522 homes for the year ended December 31, 2002. The backlog of homes sold but not closed as of December 31, 2003 was 1,266 homes, up 102.0% from 627 homes as of December 31, 2002.

The number of net new home orders for the year ended December 31, 2002 on a combined basis increased 2.6% to 2,607 homes from 2,541 homes for the year ended December 31, 2001. The number of homes closed for the year ended December 31, 2002 decreased 1.7% to 2,522 homes from 2,566 homes for the year ended December 31, 2001. The backlog of homes sold but not closed as of December 31, 2002 was 627 homes, up 15.7% from 542 homes as of December 31, 2001.

Homes in backlog are generally closed within three to six months. The dollar amount of backlog of homes sold but not closed on a combined basis as of December 31, 2003 was $595.2 million, up 130% from $259.1 million as of December 31, 2002. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company's projects was approximately 18% during 2003 and 19% during 2002. The inventory of completed and unsold homes was 6 homes as of December 31, 2003.

The Company believes that the increase in the number of net new home orders and homes closed during 2003, as described above, are indications of an improving economy in 2003. In addition, in most of the markets in which the Company operates, the demand for housing exceeds the current supply of housing. The increase in the number of net new home orders and the decrease in cancellation rate during 2003 and 2002 (as compared to 2001), were indications of an improving economy in 2003 and 2002, subsequent to the weakened economic conditions following the unprecedented and tragic events of September 11, 2001.

Comparison of Years Ended December 31, 2003 and 2002. Operating revenue for the year ended December 31, 2003 was $897.8 million, an increase of $284.5 million (46.4%), from operating revenue of $613.3 million for the year ended December 31, 2002. Revenue from sales of homes increased $272.9 million (46.0%) to $866.7 million in 2003 from $593.8 million in 2002. This increase was due primarily to an increase in the average sales prices of consolidated homes to $403,300 in 2003 from $341,200 in 2002 and an increase in the number of consolidated homes closed to 2,149 in 2003 from 1,740 in 2002. Revenues from sales of lots, land and other increased to $21.7 million in 2003 from $8.6 million in 2002, due to the bulk sale of land in one of the Company's developments. Management fee income decreased by $1.4 million to $9.5 million in 2003 from $10.9 million in 2002 as a result of a decrease in the number of homes closed in unconsolidated joint ventures to 655 in 2003 from 782 in 2002. Equity in income of unconsolidated joint ventures amounting to $31.2 million was recognized in 2003, compared to $27.7 million in 2002 as a result of the increase in gross margin percentage of the unconsolidated joint ventures to 21.7% in 2003 from 17.6% in 2002.

Total operating income increased to $119.8 million in 2003 from $65.1 million in 2002. The excess of revenue from sales of homes over the related cost of sales (gross margin) increased by $62.9 million to $152.3 million in 2003 from $89.4 million in 2002. This increase was primarily due to an increase in the average sales prices to $403,300 in 2003 from $341,200 in 2002 (18.2%) and an increase in the number of consolidated homes closed to 2,149 in 2003 from 1,740 in 2002 (23.5%). Gross margin percentages increased by 2.5% to 17.6% in 2003 from 15.1% in 2002. Sales and marketing expenses increased by $8.4 million (36.7%) to $31.3 million in 2003 from $22.9 million in 2002 primarily due to increased sales locations, increased marketing fees paid to developers of master-planned communities and sales commissions as a result of increased revenue from sales of homes. General and administrative expenses increased by $10.9 million to $50.3 million in 2003 from $39.4 million in 2002, primarily as a result of increased salaries and related benefits due to an increase in the number of employees and additional employee bonuses based on improved operating results of the Company.

Total interest incurred during 2003 increased $20.4 million to $47.2 million from $26.8 million in 2002 as a result of an increase in the average amount of outstanding debt including the issuance of the 10¾% Senior Notes, offset by decreases in interest rates. There was no net interest expense recognized in 2003 or 2002 as a result of the increasing amount of real estate inventories available for capitalization of interest.

Other income (expense), net increased to $4.6 million in 2003 from $2.7 million in 2002 primarily as a result of increases in mortgage company operations and other miscellaneous income.

Minority interest in income of subsidiaries of $0.4 million during the year ended December 31, 2003 is related to the consolidation of the outside partners' equity in income of an entity consolidated as defined in Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." See Note 2 of "Notes to Consolidated Financial Statements".

The estimated overall effective rate for the year ending December 31, 2003 is 41.8%. During the year ended December 31, 2003, income tax benefits of $3.1 million related to stock option exercises were excluded from the results of operations and credited to additional paid-in capital. The elimination during 2002 of the remaining valuation allowances for deferred tax assets reduced the Company's estimated overall effective tax rate for the year ended December 31, 2002 from 39.3% to 27.0%. At December 31, 2003, the Company has net operating loss carryforwards for Federal tax purposes of approximately $2.0 million, which expire in 2009. In addition, unused recognized built-in losses in the amount of $23.9 million are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3.2 million of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011.

The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

As a result of the foregoing factors, net income increased to $72.1 million in the 2003 period from $49.5 million in the 2002 period.

Comparison of Years Ended December 31, 2002 and 2001. Operating revenue for the year ended December 31, 2002 was $613.3 million, an increase of $145.1 million (31.0%), from operating revenue of $468.2 million for the year ended December 31, 2001. Revenue from sales of homes increased $141.8 million (31.4%) to $593.8 million in 2002 from $452.0 million in 2001. This increase was due primarily to an increase in the average sales prices of consolidated homes to $341,200 in 2002 from $242,900 in 2001, offset by a decrease in the number of consolidated homes closed to 1,740 in 2002 from 1,861 in 2001. Management fee income increased by $1.8 million to $10.9 million in 2002 from $9.1 million in 2001 as a result of an increase in the number of homes closed in unconsolidated joint ventures to 782 in 2002 from 705 in 2001. Equity in income of unconsolidated joint ventures amounting to $27.7 million was recognized in 2002, compared to $22.4 million in 2001 as a result of the increase in net income of the unconsolidated joint ventures to $56.7 million in 2002 from $47.9 million in 2001. This increase in net income was due to a related increase in the number of homes closed in unconsolidated joint ventures to 782 in 2002 from 705 in 2001 and an increase in the average sales price of homes sold by unconsolidated joint ventures to $463,800 in 2002 from $448,400 in 2001.

Total operating income increased to $65.1 million in 2002 from $46.2 million in 2001. The excess of revenue from sales of homes over the related cost of sales (gross margin) increased by $20.0 million to $89.4 million in 2002 from $69.4 million in 2001. This increase was primarily due to an increase in the average sales prices to $341,200 in 2002 from $242,900 in 2001 (a 40.5% increase), offset by a decrease in the number of consolidated homes closed to 1,740 in 2002 from 1,861 in 2001 (a 6.5% decrease). Gross margin percentages decreased by 0.3% to 15.1% in 2002 from 15.4% in 2001. Sales and marketing expenses increased by $4.8 million (26.5%) to $22.9 million in 2002 from $18.1 million in 2001 primarily due to increased marketing fees paid to developers of master-planned communities and sales commissions as a result of increased revenue from sales of homes. General and administrative expenses increased by $2.2 million to $39.4 million in 2002 from $37.2 million in 2001, primarily as a result of increased salaries and related benefits and additional employee bonuses based on improved operating results of the Company.

Total interest incurred during 2002 increased $4.9 million to $26.8 million from $21.9 million in 2001 as a result of an increase in the average amount of outstanding debt, offset by decreases in interest rates. There was no net interest expense recognized in 2002 compared to $0.2 million recognized in 2001 as a result of an increase in the amount of real estate inventories available for capitalization of interest in 2002.

Other income (expense), net decreased to $2.7 million in 2002 from $7.5 million in 2001 primarily as a result of initial start-up losses realized by a golf course operation at one of the Company's projects and decreases in other miscellaneous income, offset by increases in mortgage company operations.

As of December 31, 2000, the Company had substantial net operating loss carryforwards for Federal tax purposes which were utilized to reduce taxable income during the year ended December 31, 2001. As a result of the reduction in the valuation allowance associated with such utilized net operating loss carryforwards, the Company's overall effective tax rate for the year ended December 31, 2001 was approximately 10.9%. The elimination during 2002 of the remaining valuation allowances for deferred tax assets reduced the Company's estimated overall effective tax rate for the year ended December 31, 2002 from 39.3% to 27.0%. At December 31, 2002, the Company had net operating loss carryforwards for Federal tax purposes of approximately $5.2 million, which expire in 2009. In addition, unused recognized built-in losses in the amount of $23.9 million are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3.2 million of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011.The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

Although the Company's certificate of incorporation included transfer restrictions intended to help reduce the risk of an ownership change, transactions could have occurred that would severely limit the Company's ability to have used the tax benefits associated with the net operating loss carryforwards. The Company learned that one stockholder unknowingly violated the transfer restrictions. The stockholder divested itself of the requisite number of shares in February and March, 2002 so that it was no longer out of compliance with the Company's certificate of incorporation. Pursuant to the certificate of incorporation, the transfer restrictions terminated on November 11, 2002.

Neither the amount of the net operating loss carryforwards nor the amount of limitation on such carryforwards claimed by the Company has been audited or otherwise validated by the Internal Revenue Service, and it could challenge either amount that the Company has calculated. It is possible that legislation or regulations will be adopted that would limit the Company's ability to use the tax benefits associated with the current tax net operating loss carryforwards.

As a result of the foregoing factors, net income increased to $49.5 million in the 2002 period from $47.7 million in the 2001 period.

Financial Condition and Liquidity

The Company provides for its ongoing cash requirements principally from internally generated funds from the sales of real estate, outside borrowings and by forming new joint ventures with venture partners that provide a substantial portion of the capital required for certain projects. The Company currently has outstanding 10³/4% Senior Notes and 7¹/2% Senior Notes (issued on February 6, 2004 as discussed below) and maintains secured revolving credit facilities ("Revolving Credit Facilities"). The Company has financed, and may in the future finance, certain projects and land acquisitions with construction loans secured by real estate inventories, seller-provided financing and land banking transactions. In March 2003, the Company repaid its 12¹/2% Senior Notes due 2003 with the proceeds of the 10³/4% Senior Notes.

The ability of the Company to meet its obligations on its indebtedness will depend to a large degree on its future performance which in turn will be subject, in part, to factors beyond its control, such as prevailing economic conditions either nationally or in regions in which the Company operates, the outbreak of war or other hostilities involving the United States, mortgage and other interest rates, changes in prices of homebuilding materials, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, availability of labor and homebuilding materials, changes in governmental laws and regulations, the timing of receipt of regulatory approvals and the opening of projects, and the availability and cost of land for future development.

10¾% Senior Notes

The Company's wholly-owned subsidiary, William Lyon Homes, Inc., a California corporation, ("California Lyon") filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale of $250.0 million of 10¾% Senior Notes which became effective on March 12, 2003. The offering closed on March 17, 2003 and was fully subscribed and issued. The notes were issued at a price of 98.493% to the public, resulting in net proceeds to the Company of approximately $246.2 million. The purchase price reflected a discount to yield 11% under the effective interest method and the notes have been reflected net of the unamortized discount in the consolidated balance sheet.

The 10¾% Senior Notes due April 1, 2013 are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by William Lyon Homes, a Delaware corporation ("Delaware Lyon") and the parent company of California Lyon, and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the notes and the guarantees, but are effectively subordinated to all of the Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness. At December 31, 2003, the Company had approximately $80.3 million of secured indebtedness and approximately $205.5 million of additional secured indebtedness available to be borrowed under the Company's credit facilities, as limited by the Company's borrowing base formulas. Interest on the 10¾% Senior Notes is payable on April 1 and October 1 of each year.

Except as set forth in the Indenture governing the 10¾% Senior Notes ("10 3/4%Senior Notes Indenture"), the 10¾% Senior Notes are not redeemable prior to April 1, 2008. Thereafter, the 10¾% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before April 1, 2006, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 110.75% of the principal amount, plus accrued and unpaid interest, if any.

Upon a change of control as described in the 10¾% Senior Notes Indenture, California Lyon may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75.0 million for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of the notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

The 10¾% Senior Notes Indenture contains covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (ix) consolidate, merge or sell all or substantially all of Delaware Lyon's and California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the 10¾% Senior Notes Indenture.

The foregoing summary is not a complete description of the terms of the 10¾% Senior Notes and is qualified in its entirety by reference to the 10¾% Senior Notes Indenture.

The net proceeds of the offering were used as follows (dollars in thousands):

Repayment of revolving credit facilities	$104,354
Repayment of 12 1/2% Senior Notes	70,279
Repayment of construction notes payable	28,000
Repayment of purchase money notes payable — land acquisitions	26,000
Repayment of unsecured line of credit	9,500
Underwriting discount	6,875
Offering costs	1,225
	$246,233

As of December 31, 2003, the outstanding 10 3/4% Senior Notes with a face value of $246.4 million had a fair value of approximately $284.0 million, based on quotes from industry sources.

12 1/2% Senior Notes

As of December 31, 2002, $70.3 million aggregate principal amount of the Company's 12 1/2% Senior Notes was outstanding. On May 1, 2001, the Company completed a consent solicitation with respect to the 12 1/2% Senior Notes and received consents from holders of $39.3 million of the then outstanding notes to extend the maturity date from July 1, 2001 to July 1, 2003 and to make certain amendments to the note covenants. Although the Company initially intended to accept consents from no more than 50% of holders, the Company elected to accept additional consents, as contemplated by the consent solicitation documents. The consenting holders received a consent fee of 4% of the principal balance. Subsequently, during May and June 2001, the Company also repurchased $31.4 million of the 12 1/2% Senior Notes from non-consenting holders.

In June 2001, General William Lyon, Chairman and Chief Executive Officer of the Company, and a trust for which his son William H. Lyon is a beneficiary, purchased from the Company at par $30.0 million of the 12 1/2% Senior Notes. William H. Lyon is also an employee and a Director of the Company. Effective in July 2001, William H. McFarland, another member of the Company's Board of Directors, purchased from the Company at par $1.0 million of the 12 1/2% Senior Notes. In parity with holders consenting during the consent solicitation, these Directors received a consent fee of 4% of the principal balance and consented to the amendments effected by the Company's consent solicitation statement dated February 28, 2001.

In July 2001, the Company repaid all of the 12 1/2% Senior Notes which matured on July 1, 2001 amounting to $5.9 million.

The remaining 12 1/2% Senior Notes were repaid on March 17, 2003 from the proceeds of the 10 3/4% Senior Notes.

As of December 31, 2002, the outstanding 12 1/2% Senior Notes with a face value of $70.3 million were valued at approximately the face value, in the opinion of the Company's management.

7 1/2% Senior Notes

On February 6, 2004, California Lyon closed its offering of $150.0 million principal amount of 7 1/2% Senior Notes due 2014. The notes were sold pursuant to Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The notes have not and will not be registered under the Securities Act of 1933 and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes were issued at par, resulting in net proceeds to the Company of approximately $147.6 million. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes ("Exchange Notes") having substantially identical terms. If California Lyon does not comply with its agreement regarding the registration and exchange of the notes with the Exchange Notes, additional interest on the notes will be payable on the interest payment dates.

The $7^{1}/_{2}\%$ Senior Notes due February 15, 2014 are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by Delaware Lyon and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the notes and the guarantees, but are effectively subordinated to all of the Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness. Interest on the $7^{1}/_{2}\%$ Senior Notes is payable on February 15 and August 15 of each year.

Except as set forth in the Indenture governing the $7^{1}/_{2}\%$ Senior Notes ("$7^{1}/_{2}\%$ Senior Notes Indenture"), the $7^{1}/_{2}\%$ Senior Notes are not redeemable prior to February 15, 2009. Thereafter, the $7^{1}/_{2}\%$ Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before February 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.50% of the principal amount, plus accrued and unpaid interest, if any.

Upon a change of control as described in the $7^{1}/_{2}\%$ Senior Notes Indenture, California Lyon may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75.0 million for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of the notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

The $7^{1}/_{2}\%$ Senior Notes Indenture contains covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (ix) consolidate, merge or sell all or substantially all of Delaware Lyon's and California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the $7^{1}/_{2}\%$ Senior Notes Indenture.

The foregoing summary is not a complete description of the terms of the $7^{1}/_{2}\%$ Senior Notes and is qualified in its entirety by reference to the $7^{1}/_{2}\%$ Senior Notes Indenture.

The net proceeds of the offering were used to repay $70.0 million of the outstanding balance on the revolving credit facilities and $21.5 million of a construction note payable described below, together with $0.3 million of accrued interest. The remaining proceeds will be used for fees and commissions related to the offering and other general corporate purposes.

Revolving Credit Facilities

As of December 31, 2003, the Company has three revolving credit facilities which have an aggregate maximum loan commitment of $325.0 million and mature at various dates through 2006. A $125.0 million revolving line of credit "expires" in November 2004. After that date the Company may borrow amounts, subject to applicable borrowing base and concentration limitations, under this facility solely to complete the construction of residences begun prior to such date in approved projects funded by disbursements under this facility. The final maturity date is the earlier of the date upon which the last residence, the construction of which was financed with proceeds of this loan, is sold or the date upon which such last residence is excluded from the borrowing base by the passage of time under this facility. Of the $125.0 million maximum commitment amount, $25.0 million is not available for disbursement and the loan amount is limited to $100.0 million until the lender consents, which consent may be withheld in its sole discretion, to make such funds available. A $150.0 million revolving line of credit finally matures in September 2006, although after September 2004, advances under this facility may only be made to complete projects approved on or before such date. A $50.0 million revolving line of credit initially "matures" in September 2004, after which the amounts available for borrowing begin to reduce with a final maturity date of September 2006. Availability under each credit facility is subject not only to the maximum amount committed under the respective facility, but also to both various borrowing base and concentration limitations. The borrowing base limits lender advances to certain agreed percentages of asset value. The allowed percentage generally increases as the asset progresses from land under development to residence subject to contract of sale. Advances for each type of collateral become due in whole or in part, subject to possible re-borrowing, and/or the collateral becomes excluded from the borrowing base, after a specified period or earlier upon sale. Concentration limitations further restrict availability under the credit facilities. The effect of these borrowing base and concentration limitations essentially is to mandate minimum levels of the Company's investment in a project, with higher percentages of investment required at earlier phases of a project, and with greater absolute dollar amounts of investment required as a project progresses. Each revolving credit facility is secured by deeds of trust on the real property and improvements thereon owned by the Company in the subdivision project(s) approved by the respective lender, as well as pledges of all net sale proceeds, related contracts and other ancillary property. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2003, $49.2 million was outstanding under these credit facilities, with a weighted-average interest rate of 4.375%, and the undrawn availability was $205.5 million as limited by the borrowing base formulas. Delaware Lyon has guaranteed on an unsecured basis California Lyon's obligations under certain of the revolving credit facilities and has provided an unsecured environmental indemnity in favor of the lender under the $125.0 million bank line of credit. The Company is required to comply with a number of covenants under these revolving credit facilities. See Note 6 of "Notes to Consolidated Financial Statements" for additional information relating to these covenants.

Construction Notes Payable

At December 31, 2003, the Company had a construction note payable amounting to $21.5 million related to a real estate project. The construction note was due on or before April 2, 2004 with interest at a rate of prime plus 0.5% at December 31, 2003. See Note 6 of "Notes to Consolidated Financial Statements." A portion of the net proceeds of the offering of $7^1/_2$% Senior Notes (see above) was used to repay this note in full.

Revolving Mortgage Warehouse Credit Facilities

The Company, through its mortgage subsidiary and one of its unconsolidated joint ventures, has entered into two revolving mortgage warehouse credit facilities with banks to fund its mortgage origination operations. The original credit facility, which matures in May 2004, provides for revolving loans of up to $20.0 million outstanding, $10.0 million of which is committed (lender obligated to lend if stated conditions are satisfied) and $10.0 million is not committed (lender advances are optional even if stated conditions are otherwise satisfied). On August 29, 2003, the Company's mortgage subsidiary and one of its unconsolidated joint ventures entered into an additional $10.0 million credit facility which matures in August 2004. Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. The facilities are secured by substantially all of the assets of each of the borrowers, including the mortgage loans held for sale, all rights of each of the borrowers with respect to contractual obligations of third party investors to purchase such mortgage loans, and all proceeds of sale of such mortgage loans. The facilities, which have LIBOR based pricing, also contain certain financial covenants requiring the borrowers to maintain minimum tangible net worth, leverage, profitability and liquidity. These facilities are non-recourse and are not guaranteed by the Company. At December 31, 2003 the outstanding balance under these facilities was $9.6 million.

Land Banking Arrangements

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers the Company's right in such purchase agreements to entities owned by third parties ("land banking arrangements"). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit equal to 20% or less of the total purchase price. Additionally, the Company may be subject to other penalties if lots are not acquired. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. As described in Note 2 of "Notes to Consolidated Financial Statements," a recently adopted accounting interpretation required the consolidation of the assets, liabilities and operations of one of the Company's land banking arrangements created after January 31, 2003. As of March 31, 2004, the interpretation will likely require the consolidation of the assets, liabilities and operations on a prospective basis of the six remaining land banking arrangements created prior to February 1, 2003 (see Notes 2 and 5 of "Notes to Consolidated Financial Statements"). The deposits and penalties related to the six land banking projects have been recorded in the accompanying consolidated balance sheet. The financial statements of these six entities are not consolidated with the Company's consolidated financial statements. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. Summary information with respect to the Company's unconsolidated land banking arrangements is as follows as of December 31, 2003 (dollars in thousands):

Total number of unconsolidated land banking projects	6
Total number of lots	1,149
Total purchase price	$108,958
Balance of lots still under option and not purchased:	
Number of lots	588
Purchase Price	$ 41,997
Forfeited deposits and penalties if lots are not purchased	$ 18,107

Joint Venture Financing

As of December 31, 2003, the Company and certain of its subsidiaries were general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully in "Recently Issued Accounting Standards", in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as amended ("Interpretation No. 46") six joint ventures created after January 31, 2003 have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these six joint ventures have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. The Company has not yet determined the anticipated impact of adopting Interpretation No. 46 for arrangements existing as of January 31, 2003. However, such adoption will likely require the consolidation in the Company's financial statements as of March 31, 2004 of the assets, liabilities and operations of certain existing joint ventures, option agreements or land banking arrangements. Because the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation No. 46 will not affect the Company's consolidated net income.

The financial statements of joint ventures in which the Company has a 50% or less voting or economic interest (and thus are not controlled by the Company) and which were created prior to February 1, 2003, and the financial statements of joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are not consolidated with the Company's financial statements. The Company 's investments in unconsolidated joint ventures are accounted for using the equity method. Income allocations and cash distributions to the Company from the joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 2 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the six joint ventures whose financial statements have been consolidated with the Company's financial statements. See Note 5 of "Notes to Consolidated

Financial Statements" for condensed combined financial information for the unconsolidated joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

The six joint ventures created after January 31, 2003 which have been determined to be variable interest entities are each engaged in homebuilding and land development activities which will result in an estimated total of 562 homes at completion. The homes are expected to be constructed and sold in phases over a two-to-three year period with approximate base sales prices ranging from $298,000 to $1,059,000. As of December 31, 2003, 98 homes have been sold and 21 homes have closed. These joint ventures have not obtained construction financing from outside lenders, but are financing their activities through equity contributions from each of the joint venture partners. Creditors of these variable interest entities have no recourse against the general credit of the Company.

As of December 31, 2003, the Company's investment in and advances to the unconsolidated joint ventures was $45.6 million and the venture partners' investment in such joint ventures was $51.1 million. Certain of these joint ventures are in the form of limited partnerships of which the Company or one of its subsidiaries is general partner. As of December 31, 2003, these joint ventures had obtained financing from construction lenders which amounted to $90.3 million of outstanding indebtedness. While historically all liabilities of these partnerships have been satisfied out of the assets of such partnerships and while the Company believes that this will continue in the future, the Company or one of its subsidiaries, as general partner, is potentially responsible for all liabilities and indebtedness of these partnerships. In addition, Delaware Lyon has provided unsecured environmental indemnities to some of the lenders who provide loans to the partnerships. Delaware Lyon has also provided completion guarantees for some of the limited partnerships under their credit facilities.

During the year ended December 31, 2002, one of the Company's joint ventures ("Existing Venture") was restructured such that the Company was required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture. During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64.5 million, which includes a $12.5 million preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company is required to purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74.2 million plus a 13½% preferred return on invested capital to the outside partner of the New Venture. Because the Company is required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company now controls both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements as of December 31, 2003, including real estate inventories of $28.1 million and minority interest in consolidated joint ventures of $22.6 million. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19.8 million, which included a $4.0 million preferred return to the outside partner of the Existing Venture, respectively. The 44 lots were purchased through a land banking arrangement. During the year ended December 31, 2003, an additional 219 lots were purchased from the Existing Venture for $74.9 million, which included a $21.7 million preferred return to the outside partner of the Existing Venture. These purchases included (1) 172 lots which were purchased from the Existing Venture under a land banking arrangement for $56.6 million, which included a $16.4 million preferred return to the outside partner of the Existing Venture and (2) 47 lots which were purchased by the New Venture from the Existing Venture for $18.3 million, which included a $5.3 million preferred return to the outside partner of the Existing Venture. During the year ended December 31, 2003, the Company purchased 175 lots from the New Venture for $54.5 million, all of which was paid to the outside partner as a return of capital. The intercompany sales and related profits have been eliminated in consolidation.

During the year ended December 31, 2003, California Lyon and two unaffiliated parties formed a series of limited liability companies ("Development LLCs") for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites.

The development process is anticipated to be completed by mid 2004 at which time California Lyon will be required under certain specific conditions to purchase approximately one half in value of the lots. California Lyon has a $12^{1}/_{2}$% indirect, minority interest in the Development LLCs, which are the borrowers under two secured lines of credit. Advances under the lines of credit are to be used to pay acquisition and development costs and expenses. The lines of credit are secured by deeds of trust on the real property and improvements thereon owned by the applicable Development LLC, as well as pledges of all net sale proceeds, related contracts and other ancillary property. The maximum commitment amounts under the lines of credit are limited by specified agreed loan-to-value ratios. The maximum commitment amount under the line of credit that closed in January 2003 ("First Line of Credit") is $35.0 million. Subject to specified terms and conditions, California Lyon and the other direct and indirect members of the Development LLC that is the borrower under the First Line of Credit, including certain affiliates of such other members, each (i) have guaranteed to the bank the repayment of the Development LLC's indebtedness under the First Line of Credit, completion of certain infrastructure improvements to the land, payment of necessary loan remargining obligations, and the Development LLC's performance under its environmental indemnity and covenants, and (ii) have agreed to take all actions and pay all amounts to assure that the Development LLC is in compliance with financial covenants. The First Line of Credit matures in January 2005, but may be extended to July 2005, subject to specified terms and conditions. The maximum commitment amount under the line of credit that closed in March 2003 ("Second Line of Credit") is $105.0 million. The Second Line of Credit matures in September 2004, but may be extended to September 2005, subject to specified terms and conditions. Although the guarantee obligations of the other direct and indirect members of the Development LLC that is the borrower under the Second Line of Credit, and certain of their affiliates, are similar in nature to those under the First Line of Credit, California Lyon does not have any such guarantee obligations to the banks under the Second Line of Credit. However, California Lyon has posted letters of credit equal to approximately $24.6 million to secure its obligations as well as the Development LLCs' obligations to the bank under both lines of credit. Further, California Lyon and the other direct and indirect members of the Development LLCs, including certain affiliates of such other members, have entered into reimbursement and indemnity agreements to allocate any liability arising from each line of credit, including the related guarantees and letters of credit. Delaware Lyon has entered into joinder agreements to be jointly and severally liable for California Lyon's obligations under the reimbursement and indemnity agreements. While the reimbursement and indemnity agreements provide that liability is generally allocated in accordance with the members' percentage interests in the Development LLCs' distributions, Delaware Lyon and California Lyon may be liable for the full amount of the obligations guaranteed to the banks under either or both of the lines of credit in certain specified circumstances, such as those involving the default, willful misconduct or gross negligence of California Lyon. As of December 31, 2003, the outstanding indebtedness under the First Line of Credit was $33.6 million and the outstanding indebtedness under the Second Line of Credit was $100.6 million.

Assessment District Bonds

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements and fees. Such financing has been an important part of financing master-planned communities due to the long-term nature of the financing, favorable interest rates when compared to the Company's other sources of funds and the fact that the bonds are sold, administered and collected by the relevant government entity. As a landowner benefited by the improvements, the Company is responsible for the assessments on its land. When the Company's homes or other properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. See Note 10 of "Notes to Consolidated Financial Statements."

Cash Flows — Comparison of Years Ended December 31, 2003 and 2002

Net cash provided by (used in) operating activities changed from a source of $16.2 million in 2002 to a use of $158.6 million in 2003. The change was primarily a result of increased expenditures in real estate inventories in 2003, offset by an increase in operating income as a result of increased operating revenues.

Net cash provided by (used in) investing activities changed from a source of $11.1 million in 2002 to a source of $49.0 million in 2003 primarily as a result of an increase in net distributions from unconsolidated joint ventures in 2003.

Net cash provided by (used in) financing activities changed from a use of $30.3 million in 2002 to a source of $117.0 million in 2003 primarily as a result of the issuance of the 10¾% Senior Notes in 2003, offset by the repayment of the 12½% Senior Notes.

Cash Flows — Comparison of Years Ended December 31, 2002 and 2001

Net cash provided by (used in) operating activities changed from a use of $2.3 million in 2001 to a source of $16.2 million in 2002. The change was primarily a result of an increase in operating income as a result of increased operating revenues in 2002.

Net cash provided by (used in) investing activities changed from a use of $4.1 million in 2001 to a source of $11.1 million in 2002 primarily as a result of an increase in net distributions from unconsolidated joint ventures in 2002.

Net cash (used in) provided by financing activities changed from a source of $11.4 million in 2001 to a use of $30.3 million in 2002 primarily as a result of purchases of common stock in 2002.

Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements including joint venture financing, option agreements, land banking arrangements and variable interests in consolidated and unconsolidated entities. These arrangements are more fully described above and in Notes 2, 5 and 10 of "Notes to Consolidated Financial Statements".

Contractual Obligations

The Company's contractual obligations consisted of the following at December 31, 2003 (in thousands):

Contractual Obligations

		Payments due by period			
	Total	*Less than 1 year*	*1-3 years*	*3-5 years*	*More than 5 years*
10¾% Senior Notes	$ 498,594	$ 26,875	$ 53,750	$53,750	$364,219
Revolving credit facilities	59,781	59,781	—	—	—
Construction notes payable	21,783	21,783	—	—	—
Operating leases	8,890	2,290	4,900	1,700	—
Purchase obligations:					
Land purchases and option commitments	568,346	388,743	163,550	8,067	7,986
Project commitments	163,818	139,879	17,954	5,985	—
Total	$1,321,212	$639,351	$240,154	$69,502	$372,205

Inflation

The Company's revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for the Company's homes may be reduced by increases in mortgage interest rates. Further, the Company's profits will be affected by its ability to recover through higher sales prices increases in the costs of land, construction, labor and administrative expenses. The Company's ability to raise prices at such times will depend upon demand and other competitive factors.

Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those which impact its most critical accounting policies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting policies are among the most important to a portrayal of the Company's financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Real Estate Inventories and Cost of Sales

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The estimation process involved in determining relative fair values and sales values is inherently uncertain because it involves estimates of current market values for land parcels before construction as well as future sales values of individual homes within a phase. The Company's estimate of future sales values is supported by the Company's budgeting process. The estimate of future sales values is inherently uncertain because it requires estimates of current market conditions as well as future market events and conditions. Additionally, in determining the allocation of costs to a particular land parcel or individual home, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, or unforeseen issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and a related impact on gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures which have been applied by the Company on a consistent basis, including assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate costs. The variances between budget and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of costs. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold, as described more fully below in the section entitled "Sales and Profit Recognition."

Impairment of Real Estate Inventories

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). This pronouncement superseded Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("Statement No. 121") and was required to be adopted on January 1, 2002. Statement No. 144 retained the fundamental provisions of Statement No. 121 as it relates to assets to be held and used and assets to be sold. Statement No. 144 requires impairment losses to be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The estimation process used in determining the undiscounted cash flows of the assets is inherently uncertain because it involves estimates of future revenues and costs. As described more fully above in the section entitled "Real Estate Inventories and Cost of Sales", estimates of revenues and costs are supported by the Company's budgeting process. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate inventories is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

Sales and Profit Recognition

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate*. When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The profit recorded by the Company is based on the calculation of cost of sales which is dependent on the Company's allocation of costs which is described in more detail above in the section entitled "Real Estate Inventories and Cost of Sales".

Variable Interest Entities

Certain land purchase contracts and lot option contracts are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as amended ("Interpretation No. 46"). In addition, all joint ventures are reviewed and analyzed under Interpretation No. 46 to determine whether or not these arrangements are accounted for under the principles of Interpretation No. 46 or other accounting rules. Under Interpretation No. 46, a variable interest entity ("VIE") is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) the entity's equity holders as a group either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur or (c) do not have the right to receive expected residual returns of the entity if they occur. If a entity is deemed to be a VIE pursuant to Interpretation No. 46, the enterprise that absorbs a majority of the expected losses, receives a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in Interpretation No. 46. Based on the provisions of Interpretation No. 46, whenever the Company enters into a land purchase contract or an option contract for land or lots with an entity and makes a non-refundable deposit, or enters into a joint venture, a VIE may be created and the arrangement is evaluated under Interpretation No. 46. In order to (i) evaluate whether the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, (ii) calculate expected losses, expected residual returns and the probability of estimated future cash flows, and (iii) determine whether the Company is the primary beneficiary, the Company must exercise significant judgment regarding the interpretation of the terms of the underlying agreements in light of Interpretation No. 46 and make assumptions regarding future events that may or may not occur. The terms of these agreements are subject to various interpretations and the assumptions used by the Company are inherently uncertain. The use by the Company of different interpretations and/or assumptions could affect the Company's evaluation as to whether or not land purchase contracts, lot option contracts or joint ventures are VIEs and whether or not the Company is the primary beneficiary of the VIE.

The Company's critical accounting policies are more fully described in Note 1 of the "Notes to Consolidated Financial Statements."

Related Party Transactions

See Item 13 and Note 9 of the "Notes to Consolidated Financial Statements" for a description of the Company's transactions with related parties.

Impact of New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Recission of SFAS Nos.4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement No. 145"). Statement No. 145 prevents gains or losses on extinguishment of debt not meeting the criteria of APB 30 to be treated as extraordinary. Statement No. 145 is effective for fiscal years beginning after March 15, 2002. Upon adoption of Statement No. 145, the Company's previously reported extraordinary items related to gain from retirement of debt were reclassified to other income and not reported as extraordinary items.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("Interpretation No. 45 "). The disclosure requirements of Interpretation No. 45 are effective as of December 31, 2002. The initial recognition and measurement requirements of Interpretation No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. However, in the case of a guarantee issued as part of a transaction with multiple elements with an unrelated party, Interpretation No. 45 generally requires the recording at inception of the guarantee of a liability equal to the guarantee's estimated fair value. In the absence of observable transactions for identical or similar guarantees, estimated fair value will likely be based on the expected present value which is the sum of the estimated probability-weighted range of contingent payments under the guarantee arrangement. The recording of a liability could have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. The application of Interpretation No. 45 beginning on January 1, 2003 did not have a material impact on the Company's financial statements with respect to any guarantees issued or modified by the Company after December 31, 2002. See Notes 5, 6 and 10 of "Notes to Consolidated Financial Statements" for additional information related to the Company's guarantees.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46"), which applies to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on March 31, 2004. As of December 31, 2003, the Company is considered to be the primary beneficiary in six joint ventures created after January 31, 2003,which have been determined to be variable interest entities. Accordingly, the assets, liabilities and operations of these six joint ventures have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. The Company has not yet determined the anticipated impact of adopting Interpretation No. 46 for arrangements existing as of January 31, 2003. However, such adoption will likely require the consolidation of certain of the Company's joint ventures, option agreements and land banking arrangements in the Company's financial statements as of March 31, 2004. The consolidation of the assets, liabilities and operations of any joint venture, option agreements or land banking arrangements would have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. See Note 2 of "Notes to Consolidated Financial Statements" for additional information regarding variable interest entities. See Notes 5 and 10 of "Notes to Consolidated Financial Statements" for additional information regarding joint venture and land banking arrangements.

Forward Looking Statements

Investors are cautioned that certain statements contained in this Annual Report on Form 10-K, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined in the Act. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, the Company, economic and market factors and the homebuilding industry.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to a number of factors. The principal factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions either nationally or in regions in which the Company operates, terrorism or other hostilities involving the United States, whether an ownership change occurred which could, under certain circumstances, have resulted in the limitation of the Company's ability to offset prior years' taxable income with net operating losses, changes in home mortgage interest rates, changes in generally accepted accounting principles or interpretations of those principles, changes in prices of homebuilding materials, labor shortages, adverse weather conditions, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, changes in governmental laws and regulations, whether the Company is able to refinance the outstanding balances of its debt obligation at their maturity, the timing of receipt of regulatory approvals and the opening of projects and the availability and cost of land for future growth. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those factors or conditions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's past performance or past or present economic conditions in the Company's housing markets are not indicative of future performance or conditions. Investors are urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time unless required by federal securities law.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk for changes in interest rates relates to the Company's floating rate debt with a total outstanding balance at December 31, 2003 of $80.3 million where the interest rate is variable based upon certain bank reference or prime rates. If interest rates were to increase by 10%, the estimated impact on the Company's consolidated financial statements would be no reduction to income before provision for taxes based on amounts outstanding and rates in effect at December 31, 2003, but would increase capitalized interest by approximately $0.8 million which would be amortized to cost of sales as home closings occur.

Board of Directors

General William Lyon
Director, Chairman of the Board and Chief Executive Officer

Wade H. Cable
Director, President and Chief Operating Officer

General James E. Dalton (1, 2)
Director
Consultant to several defense industry companies

Richard E. Frankel
Director
Chairman of Duxford Financial, Inc.

William H. Lyon
Director
Director of Corporate Affairs of William Lyon Homes, Inc.

William H. McFarland (1, 2, 3)
Director
Chief Executive Officer of The McFarland Company

Michael L. Meyer (1, 2, 3)
Director
Chief Executive Officer of Michael L. Meyer Company

Ray A. Watt (1, 2)
Director
Chairman of Watt Group, Inc.

Dr. Randolph W. Westerfield (1, 2, 3)
Director
Dean of the Marshall School of Business, University of Southern California

(Numbers in Parentheses indicate Board Committees)
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate Governance Committe

Corporate Headquarters

4490 Von Karman Avenue
Newport Beach, CA 92660
(949) 833-3600

Exchange Listing

The Common Stock of William Lyon Homes is listed as "WLS" on the New York Stock Exchange.

Form 10-K

A copy of the Company's annual report as filed with the Securities and Exchange Commission (Form 10-K), exclusive of exhibits, is available without charge to stockholders and may be obtained by writing to:
William Lyon Homes
Attn: Investor Relations
4490 Von Karman Avenue
Newport Beach, CA 92660

Annual Stockholders' Meeting

The annual stockholders' meeting will be held at The Hyatt Regency Irvine Hotel, 17900 Jamboree Blvd., Irvine, CA at 3:00 p.m. on Monday, May 10, 2004.

Auditors

Ernst & Young LLP
18111 Von Karman Avenue
Irvine, CA 92612

Legal Counsel

Irell & Manella LLP
840 Newport Center Drive
Newport Beach, CA 92660

Transfer Agent and Registrar

Mellon Investor Services LLC
400 South Hope Street, 4th Floor
Los Angeles, CA 90071

Corporate Officers

General William Lyon
Director, Chairman of the Board and Chief Executive Officer

Wade H. Cable
Director, President and Chief Operating Officer

Douglas F. Bauer
Senior Vice President and Northern California Division President

Mary J. Connelly
Senior Vice President and Nevada Division President

W. Thomas Hickcox
Senior Vice President and Arizona Division President

Thomas J. Mitchell
Senior Vice President and Southern California Division President

Larry I. Smith
Senior Vice President and San Diego Division President

Michael D. Grubbs
Senior Vice President, Chief Financial Officer and Treasurer

Richard S. Robinson
Senior Vice President – Finance

Cynthia E. Hardgrave
Vice President – Tax and Internal Audit

W. Douglass Harris
Vice President, Corporate Controller and Corporate Secretary

C. Dean Stewart
Vice President – Operations

Duxford Financial, Inc. Officers

Richard E. Frankel
Chairman and Chief Executive Officer

Mark A. Carver
President

Market Information

The Company's Common Stock is listed as "WLS" on the New York Stock Exchange.

	Year Ended December 31,	
	2002	
	High	Low
First Quarter	$23.75	$14.33
Second Quarter	$29.87	$18.30
Third Quarter	$25.95	$18.62
Fourth Quarter	$27.05	$20.85
	2003	
	High	Low
First Quarter	$25.70	$21.20
Second Quarter	$34.50	$25.17
Third Quarter	$50.59	$31.16
Fourth Quarter	$68.45	$50.05

As of February 24, 2004, there were approximately 1,157 beneficial owners of the Company's Common Stock and the closing price for the Company's Common Stock as reported on the NYSE was $77.50.

The Company has not paid any cash dividends on its Common Stock to date and expects that for the foreseeable future it will follow a policy of retaining earnings in order to help finance its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements, general economic conditions and operating and financial condition of the Company, among other factors. In addition, the effect of the Company's principal financial agreements currently prohibits the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of "Notes to Consolidated Financial Statements."

William Lyon Homes
[illegible] Von Karman Avenue
Newport Beach, CA 92660